04035942

BY RAPID MAIL

RENAULT

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

RECEIVED AUG 02 2004

Direction des Relations Financières

July 30, 2004
S. 0760 - TO / SD

SUPPL

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 41.04.53.09 (telephone) or (33.1) 41.04.51.49 (facsimile) or Thomas.orsini@renaul.com (email).

Very truly yours,

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Thomas ORSINI

(Attachments)

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most documents are available on web site : www.renault.com.

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since June 1,2004:

- Documents for the announcement of Renault's first-half 2004 results presented on July 28, 2004. Exhibit A:
  - Earnings Report for the first-half 2004, included condensed consolidated half-year financial statements *(Exhibit A.1)*
  - Slides show *(Exhibit A.2)*
  - Press release *(Exhibit A.3)*

Material press releases and information made public by Renault since June 1, 2004:

- All material press releases since June 1, 2004. Exhibit B
  - Renault and Dongfeng plan to produce 300,000 vehicles a year together in China *(Exhibit B.1)*
  - Renault's world sales up 6.5% in first-half 2004 *(Exhibit B.2)*
  - Estimated impact of Nissan's first quarter results on Renault's accounts *(Exhibit B.3)*

Exhibit A


MODUS

Résultats Financiers
Financial Results

RENAULT

Exhibit A.1.



MODUS

Earnings Report First Half 2004

Contents

Earnings report

KEY FIGURES

- Group sales worldwide: 1.3 million passenger cars and light commercial vehicles, a 6.6% increase.
- Sales performance:
  - In Western Europe: on an automobile market up 3.7%, Renault sales rose by 2.4%. Renault is the leading brand in passenger cars, with a 10.4% market share, down from 10.6% in first half 2003, and in light commercial vehicles, capturing 15.2% of the market, compared with 14.7% in first half 2003. Mégane is the top-selling car with a 4.9% market share.
  - Rest of world: sales rose sharply by 21.2%, thanks to growth on the main markets where the Renault group is present, Turkey in particular.
- Group sales totaled €20,761 million, up 11.6% on a consistent basis.
- Group operating margin was €1,275 million, or 6.1% of revenues, compared with €588 million and 3.2% in first half 2003.
- The contribution from Nissan Motor amounted to €939 million, compared with €859 million in first half 2003.
- Renault reported net income of €1,513 million, or €5.69 per share (compared with €1,177 million in first half 2003 and €4.43 per share).
- Net financial indebtedness of the Automobile Division: €811 million at June 30, 2004, compared with €1,748 million at December 31, 2003, a reduction of €937 million.

OVERVIEW

Against a backdrop of 3.7% growth in the European car market and buoyant sales in most other markets where Renault is present, the Group's worldwide sales rose by 6.6%. Renault is benefiting from the success of its models, notably Mégane, Espace and its light commercial vehicle range. In Western Europe, Renault affirmed its position as the leading brand for passenger cars and light commercial vehicles. In the rest of the world, Renault brand sales grew 36.4%, boosted notably by strong recovery on the Turkish market. Dacia sales rose 34.2% while Renault Samsung posted a 32.1% decrease in sales due to a sharp decline in the Korean market.

Measured on a consistent basis, Group revenues rose by 11.6%, thanks to increasing sales, but also to a highly positive model and price mix effect.

Operating margin more than doubled with respect to first half 2003 to reach €1,275 million, or 6.1% of revenues, confirming the trend observed over the past 3 semesters. This performance is attributable to the success of Renault's models, ongoing efforts to reduce purchasing costs, warranty expenses and the enhanced profitability of Renault's international activities, notably in Turkey.

Renault's net income grew by 28.5% to reach a record level €1,513 million, again benefiting from another strong contribution by Nissan.

The Group continues to strengthen its financial structure, with a reduction in automotive net debt of almost one billion euros to €811 million at June 30, 2004 thanks to a €792 million increase in cash flow and controlled investments. Leverage stood at 5.6% at June 30, 2004, compared with 12.9% at end 2003.

OUTLOOK

The second half of 2004, which marks the start of the renewal phase of Renault's entry level range with the launch of Modus, will build on the strength of the excellent results recorded in the first half.

For 2004, in a European market up 1 to 2%, Renault is revising its objectives upwards and anticipates a group operating margin of around 5.5% of revenues, based on current exchange rates. This is one percentage point higher than the indication given at the start of the year. The expected increase in net income will progress accordingly.

SUMMARY

AUTOMOBILE

- *The Renault group's worldwide sales [1] rose 6.6% in first half 2004 to 1.3 million units, raising its global market share to 4.3%, up one-tenth of a point over first half 2003.*
- *In Western Europe, against a backdrop of 3.7% growth in the car market, Renault sales rose 2.4%. Renault affirmed its position as the number one brand for passenger cars, with a 10.4% market share and for light commercial vehicles, with 15.2% of the market. Mégane – with 4.9% penetration – is still Western Europe's top-selling vehicle.*
- *In the rest of the world, Group sales climbed 21.2%. The main driving factors were buoyant markets in Central and Eastern Europe, rapid growth on the Turkish market (up 224%) thanks to strong economic recovery initiated in second half 2003, and sales growth at Dacia (up 34.2%). Sales by Renault Samsung Motors fell 32.1% in a Korean passenger car market which declined sharply (down 24%).*

SALES FINANCING

- *RCI Banque's average loans outstanding rose by 9.6% in first half 2004 to reach €21.2 billion at June 30, 2004.*

1.1. AUTOMOBILE

1.1.1. Group worldwide sales

The Renault group's worldwide [1] sales (passenger cars and light commercial vehicles) rose by 80,500 units in first half 2004 (+6.6%). The Group claimed a 4.3% share of the global market through its three brands: Renault which sold 1.22 million units (up 7.8%), Dacia with 42,000 vehicles sold, (up 34.2%) and Renault Samsung with 40,000 passenger cars (down 32.1%).

Group sales outside Western Europe increased again over the half year, representing 25.2% of the total, versus 22.2% in first half 2003, in line with the Group's strategy of international expansion.

	1st half 2004 (*)	1st half 2003 (*)	% change
RENAULT BRAND			
Western Europe	**977,116**	**954,282**	**2.4**
Central Europe	58,622	56,991	2.9
Turkey	54,965	15,115	263.6
Eastern Europe and Russia	14,775	11,346	30.2
South America (inc. Mercosur)	71,415	60,608	17.8
Rest of world	47,856	37,547	27.5
World excl. Western Europe	**247,633**	**181,607**	**36.4**
Total Renault	**1,224,749**	**1,135,889**	**7.8**
DACIA BRAND			
Total Dacia	**41,872**	**31,205**	**34.2**
RENAULT SAMSUNG BRAND			
Total Renault Samsung	**40,312**	**59,377**	**(32.1)**
GROUP WORLDWIDE SALES	**1,306,933**	**1,226,471**	**6.6**
o/w: - in Western Europe	*977,117*	*954,282*	*2.4*
- outside Western Europe	*329,816*	*272,189*	*21.2*
Passenger cars	*1,115,375*	*1,064,267*	*4.8*
Light commercial vehicles	*191,558*	*162,204*	*18.1*

(*) Preliminary figures.

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 16,020 unregistered vehicles in first half 2004 compared with 14,451 in first half 2003. In line with car industry practice, market share is calculated from the latest statistics available from official bodies or, failing that, from data derived from carmakers' internal product flows, hence sales.

1.1.2. Renault

Total worldwide sales for the Renault brand rose 7.8% to reach 1,224,749 passenger cars and light commercial vehicles, compared with 1,135,889 in first half 2003. Sales growth was significant in Western Europe, with an increase of 23,000 units (up 2.4%), and especially high outside Western Europe, where sales rose by 66,000 units (up 36.4%).

In Western Europe

Renault sales totaled 977,116 passenger cars and light commercial vehicles, compared with 954,282 in first half 2003, on a market which grew slightly by 3.7% to 8.8 million units after two years of successive shrinkage.

The Renault brand affirmed its number one position for **passenger cars** by increasing its lead over the number two and three brands (+0.7 and 1.2 points respectively) and strengthened its lead on the light **commercial vehicles** market, with a half point increase in market share to 15.2%, 4.2 points ahead of the second-placed brand. Overall, Renault maintained its position as the leading automotive brand in first half 2004, with 10.9% market penetration, compared with 11.1% in first half 2003.

➔ With **passenger car** registrations up 3.2% in Western Europe, Renault continued to lead the field, reporting market share of 10.4% compared with 10.6% in first half 2003.

The credit for these results goes to the Mégane – Europe's top-selling model – whose sales grew eight-tenths of a point to reach a 4.9% market share, and Espace which confirmed its position as market leader on the luxury MPV segment. By contrast, the market shares of Laguna and Clio dipped during the half year, in line with the stage of their life cycle.

Renault also leveraged its success in the area of passive safety. The brand is the safest on the market, with six models (Laguna II, Vel Satis, Mégane II Hatch, Espace IV, Scénic II and Mégane coupé-cabriolet) achieving a 5-star rating in the Euro NCAP crash tests, and with Vel Satis, Espace and Mégane coupé-cabriolet each ranked "safest vehicle in its category".

- In **France**, Renault grew sales by eight-tenths of a point and confirmed its leading brand position with a 28% market share, compared with 27.2% in first half 2003. Renault profited from buoyant sales of the market-leading Mégane range, which took an 11.4% market share (up 2.4 points). Espace also sold well with 1.4% penetration, up three-tenths of a point.

After a slow start to the year, followed by an upturn in May and June, the French market finished the half year at a level very similar to that of first half 2003 (down one-tenth of a point). This stability is relative however, since for an equivalent number of working days, the French market shrank by 2.5%. Renault sales grew by 2.8% overall in first half 2004, up 10,200 units.

- **Outside France**, a more selective sales policy on certain market segments in Germany and Italy contributed to a drop in Renault's market share in these two countries. By contrast, Renault is growing sales in many countries, notably in Spain, Belgium and Portugal. Performance is stable in the United Kingdom and the Netherlands.

In **Germany**, on a market which showed further signs of weakness in first half 2004 (down 1.3%), Renault is still the leading importer. However, its market share fell to 5.2% versus 6.3% in first half 2003 and sales fell 18.2%.

In **Italy**, Renault's market share also fell one point from 7.9% to 6.9%, after an exceptional performance by Renault on the highly competitive city car segment in first half 2003. On a market up 3.1%, Renault sales declined 10.6%.

In the **Netherlands**, Renault returned to the number one position with a market share that held up at 9.8% versus 9.9% in first half 2003. Renault's new models sold well, with Mégane up eight-tenths of a point and Espace up three-tenths of a point, though lower sales were reported for Laguna, down four-tenths of a point, Clio, down half a point, and Twingo, down one-fifth of a point. Renault sales fell 2.4% overall on a market down 1.3%.

In the **United Kingdom**, Renault ranked third with a stable 7.4% market share, benefiting from the excellent performance of the Mégane family, up three-tenths of a point, and Espace, up one-tenth of a point, while sales of Clio and Laguna fell by one-fifth of a point and one-tenth of a point respectively. On a market up 2.2%, Renault sales grew 3.3%.

In **Spain**, Renault held onto its leading position with penetration up three-tenths of a point to 12.7% versus 12.4% in first half 2003, thanks to the success of Mégane, up 1.5 point with a 7.8% market share, while Clio sales dipped nine-tenths of a point. On a very buoyant market (up 14.6%), Renault sales grew 17.1% overall.

In **Belgium/Luxembourg**, Renault is market leader with 12.3% penetration versus 11.7% in first half 2003, thanks to the success of Mégane (up 1.4 points) – top-selling model with 6.1% penetration – though the Laguna market share fell by four-tenths of a point. The market is dynamic (up 11.8%) and sales have increased by 17.6%.

Lastly, on a **Portuguese** market up 6.3%, Renault consolidated its position as leading brand with a 0.7 point increase in market share to 15.6% versus 14.9% in first half 2003, thanks notably to Mégane (up 3.4 points) – the most popular model – whose small 1.5 dCi engine benefits from tax incentives. This advantage is now being exploited by other carmakers.

A **segment-by-segment breakdown** reveals that the 3.2% growth in the Western European passenger car market in first half 2004 was not evenly distributed.

The sub-B segment (small city cars) rose 5.3%, the B segment (small cars) gained 3.2%, passenger-carrying vans were up 2.3%, the lower midrange C segment rose by 6.0% while the upper midrange D segment lost 5.1% and the E segment gained 1.6%.

Renault's sales performance in Western Europe in first half 2004 is best analyzed model by model in the light of market trends in each segment:

- **Twingo's** market share in Western Europe slipped by two-tenths of a point to 0.6%, though sales are holding up well more than 11 years after its initial release, despite the absence of a diesel version. On the small city car segment, up 5.3%, Twingo ranks in third place, with a market share that dipped to 9.5%.
- **Clio** claimed 2.8% of the market in Western Europe, down from 3.3% in first half 2003. On a B segment posting renewed growth (up 3.2%), but marked by a significant sales dip among its main competitors confronted by the growing success of new micro MPV models, Clio held onto its number two position in Western Europe for the third year running, with a 9.8% market share, down from 11.7% in first half 2003. Clio is riding on the success of the new Clio Génération 2004 range and of the 100 hp 1.5 dCi engine which ranks Clio among models in the segment with the highest proportion of diesel engines. A remarkable performance for a model that is to be replaced next year.

In second half 2004, Renault will start to renew its B segment line-up with the launch of **Modus**, unveiled at the Madrid Motor Show in June and scheduled for progressive release in Europe from September this year. In terms of interior volume and vehicle features, Modus ranks slightly above Clio. Through this triple offer (Twingo, Clio, Modus), Renault aims to increase its market share on the small car segment. Modus will be built exclusively on the Valladolid site in Spain, which has sufficient capacity to produce 300,000 vehicle annually in three daily shifts.

- **Kangoo car** held onto its leading position on the passenger-carrying van segment, though its market share in first half 2004 fell to 20.6%, down from 21.9% in first half 2003.
- **Mégane** is the biggest-selling model on the European market, with a 4.9% share in first half 2004, up eight-tenths of a point on first half 2003. In other words, one vehicle in twenty sold in Western Europe is a Mégane. Mégane is the clear C segment leader, with 15% penetration, up from 12.8% in first half 2003, and is highly popular in all countries, notably France, Spain, Belgium, the Netherlands and Portugal where it is market leader. Sales of Mégane in Western Europe grew 24.9% in first half 2004 to reach more than 382,000 units.

  This growth reflects the success of all the Mégane body styles, and in particular:

  - **Mégane Sport Saloon**, the leader in its category in Europe;
  - **Mégane Sport Tourer**, the number three estate car in Western Europe (13.1% penetration) with diesel versions accounting for 72% of sales;
  - **Mégane coupé-cabriolet**, whose sales are held back by long delivery times, but which represents almost 22% of the cabriolet C sub-segment in Western Europe. In June 2004 it scored a 5-star rating in the Euro NCAP crash tests and was ranked "safest vehicle in its category";
  - **Scénic** with its dual range of body styles (5 and 7 seats) is the undisputed leader among compact MPVs, with 23.4% of the segment in Western Europe, 9 points ahead of its nearest rival. In first half 2004, 70% of Scénics sold were diesel powered. The long version, representing 30% of the mix, is performing better than expected.
- **Laguna** market share in Western Europe dipped by four-tenths of a point in first half 2004 to 1%, compared with 1.4% in first half 2003. Laguna was again hit by a decline in the upper midrange D segment (down 5.1%), in France especially (down 15.9%), which is affecting Renault's overall performance on this segment. Laguna has 5.8% segment penetration in Europe, compared with 7.3% in first half 2003. In France, Laguna is still number one on its segment, with a 23.1% share compared with 25.6% one year previously, while in Spain and the Netherlands it holds second place.
- **Vel Satis** took 1.1% of the E segment in first half 2004, down from 2.2% in first half 2003, with volumes below the objectives initially announced (4,527 vehicles registered in first half 2004).
- **Espace** continued its advance and is market leader on the luxury MPV segment. With a 22.3% market share, almost six points higher than in first half 2003, Espace holds a lead of more than 11 points over the next vehicle in the segment. Espace has confirmed its status as a luxury vehicle, with high-end versions (Privilège and Initiale) representing 42% of sales, and with 22% of vehicles featuring an automatic gearbox. Espace is very popular in France (almost one luxury MPV in two registered in France is an Espace), but also throughout Europe, where it ranks number one in five countries. In June, Renault celebrated the one millionth Espace and twenty years of success embodied in four generations of vehicles.

➔ On a **light commercial vehicle** market up 7.8%, growing faster than the passenger car market, Renault advanced by half a point in first half 2004 and now holds first place with 15.2% penetration. Renault sales rose by 11.3% to reach 149,714 vehicles, bolstered by the success of the car-derived van and van segments.

- On the ***car-derived van*** segment, **Mégane Van** advanced by 1.5 points to claim 6.2% of its segment, while **Clio Van** is still market leader, despite market share that fell slightly to 19.3%, down from 20.3% in first half 2003.

- On the ***small van*** segment, **Kangoo Express** is still the clear leader in Europe with 22.6% segment penetration, down one-tenth of a point on first half 2003, and holds second place in the overall European light commercial vehicles rankings.

- Lastly, on the ***panel van*** segment, Renault moved up to third place with a 12.3% market share in Europe, up 1.3 points on first half 2003, pursuing its steady increase in market share since 2001 (7.7%). In first half 2004, panel van sales grew faster in the rest of Europe than in France and Renault now has a strong foothold on this segment. With a more than twofold increase in orders in first half 2004, this success reflects the results obtained by:

  - **Master** (including Mascott and the rear-wheel drive Master launched in January 2003) which advanced by seven-tenths of a point to 6.5%, following the launch of phase 2 in November 2003;

  - **Trafic** which continued its rise on the panel van segment with a 5.7% market share, up from 5.1% in first half 2003.

Outside Western Europe

Sales of Renault **passenger cars and light commercial vehicles** rose by 36.4% in first half 2004 to reach 247,633 units, compared with 181,607 in first half 2003. More than one-third of cars sold outside Western Europe are Méganes, illustrating the major international sales potential of this model.

Sales have grown substantially in most of the markets where Renault is present (Central and Eastern Europe, Russia, Turkey, Africa and the Middle East, northern Latin America, etc.).

- In **Central Europe**, market growth in first half 2004 (up 6.7%) remained fragile. After climbing rapidly in the first four months, the automobile market dipped again in May and June. This sudden downtrend, due mainly to Poland, marks the end of a market surge at the start of the year in anticipation of European Union membership. Renault consolidated its position with a 10.5% share of the passenger car and light commercial vehicle market, down from 10.9% in first half 2003, and held onto its ranking as second-placed brand, closing the gap with the leader. Its sales increased by 2.9%.

  In **Poland**, Renault's market share fell to 9.8%, down from 10.4% in first half 2003, due to a decline in sales of the Clio hatchback and saloon versions, down six-tenths of a point, and of Laguna, down half a point, despite continued sales growth for Mégane, Kangoo, Master and Espace, which each improved their performance by one-tenth of a point. On a market up 13.5%, Renault sales grew 6.5%.

- In **Turkey**, the strong automobile market recovery that began in 2003 continued in first half 2004, with a 224% increase in sales. Renault outpaced the market, with sales growth of 264% with almost 55,000 units sold. Renault held first place with 15.8% penetration, up 1.7 point compared with first half 2003, and Mégane claimed a 9.6% share of the passenger car market, thanks notably to the success of the locally produced saloon version.

- In **Russia**, Renault sales grew 35.7%, bolstered by overall market growth (up 4.6%) and by the success of Clio (hatchback and saloon versions) and of Mégane in particular. A total of 7,178 vehicles were registered over the half year.

Renault is continuing to invest in the Avtoframos plant which will produce the new Logan model for sale on the local market from mid 2005. The plant will then have a production capacity of 60,000 vehicles per year.

- In **Africa**, the **Maghreb** and the **Middle East**, Renault sales rose by 34.6% to reach 40,964 units. This growth was driven by sales in North Africa, with a record-breaking first half in **Algeria** and good results in **Morocco**. In Algeria Renault sold almost 11,500 vehicles, up 68%, and claimed a 25.2% market share thanks to the success of Mégane, while in Morocco sales totaled 5,200 vehicles, up 26.9%. In **South Africa**, on a market posting 19.4% growth, Renault's market share increased by one point to 3.5%, thanks to the success of Mégane, (up 1.1 point), with 6,889 vehicles sold (up 71.1%).

- In **northern Latin America**, Renault sales rose in two countries in particular:

  - in **Mexico**, with 11,427 units sold (up 26.9%), Renault took a 2.4% market share, up half a point compared with first half 2003, and claimed 3.3% of the passenger car market;

  - in **Colombia**, Renault sold 8,862 units (up 3.3%) in first half 2004 on a market up 10.3%, raising its market share to 18.3%.

- In **Argentina**, the automobile market posted rapid growth, up 141% to 134,000 units, pursuing the upturn that began at the end of first half 2003. However, Renault allowed its market share to fall (9.0% compared with 13.3% in first half 2003) in order to maintain margins on a highly fragile market. Total sales (mainly Clio, Mégane and Kangoo) rose by 63.2% to reach 12,110 units.

- In **Brazil**, the automobile market, up 10.8%, is showing signs of an upturn. It is shaped by demand for vehicles powered by "flex-fuel", a mixture of petrol and alcohol, which represent more than 25% of the market. Renault should be present shortly in this niche. Against this backdrop, Renault held onto its fifth place in the brand rankings, with market share down half a point to 3.8% and sales of 25,981 units, down 2.2% compared with first half 2003.

  To strengthen its presence in Mercosur, Renault will assemble the four-door Mégane II saloon at its plant in Curitiba (petrol and diesel versions) for export to neighboring countries, Argentina in particular.

1.1.3. Dacia

In first half 2004, Dacia sales of **passenger cars and light commercial vehicles** rose by 34.2% to reach

41,872 units. This growth is due mainly to a doubling of its exports, with 19.5% of Dacia cars now sold outside Romania.

In **Romania**, on an automobile market up 30.3% and which is progressively opening up to imports, Dacia held onto its lead on the local market, with 43.7% penetration. On the **passenger car** market, **Solenza** (a saloon fitted with a Renault engine and gearbox launched in March 2003) is market leader with a 28.7% share. It represents 54% of Dacia passenger car and light commercial vehicle sales in Romania.

Dacia is preparing to launch **Logan** in second half 2004. Logan is a low-cost, modern, robust and reliable vehicle unveiled to the press at the Renault Technocentre in June. It will be sold at an entry-level price of €5,000, first in Romania and then elsewhere in Central Europe. It is planned to produce the Logan from 2005 in Russia at the Avtoframos plant in Moscow as well as in Morocco, Colombia and, from 2006, in Iran.

1.1.4. Renault Samsung

In first half 2004, hurt by the ongoing economic slump, the **Korean passenger car** market contracted by 24%, continuing the sharp decline that began in second half 2003.

The market share of the **SM5** on the two Korean mid and large segments fell to 26%, down from 28.3%, pending model renewal scheduled early 2005. The sub-mid segment, which includes the **SM3**, fell sharply by 40.4%.

Against this backdrop, Renault Samsung's market share in Korea fell by 1.3 point to 9.1%, down from 10.4% in first half 2003, and total sales contracted by 32.1% to 40,312 units, despite growth in exports (991 vehicles compared with 324 in first half 2003).

1.2. SALES FINANCING

1.2.1. Proportion of new vehicle registrations financed by RCI Banque

In first half 2004 RCI Banque financed 34.8% of Renault and Nissan registrations in **Western Europe**, compared with 34.9% in first half 2003, though the proportion of registrations financed for the Renault brand fell to 34.8%, compared with 36.3% in first half 2003, after increasingly steadily for three years. Conversely, for the Nissan brand the proportion rose sharply (34.6% versus 28.5% in first half 2003).

Outside Western Europe (1), the proportion of registrations financed increased sharply for both Renault (including Dacia in Romania) and Nissan, to reach 36.8%, versus 33.5% in first half 2003.

1.2.2. New financing contracts and average loans outstanding

Amid growth in financing contracts for Nissan, for used vehicles and for sales in Argentina, Brazil and Romania, RCI Banque processed:

- €5.48 billion in new financing contracts, excluding "card" business, in first half 2004, up 10.7% from €4.95 billion in first half 2003
- and handled 556,675 new contracts, excluding "card" business, up 5.7% from 526,757 in first half 2003.

In first half 2004, RCI Banque's average loans outstanding grew 9.6% to €21.2 billion, compared with €19.3 billion in first half 2003 on a consistent basis.

(1) Hungary, Poland, Czech Republic, Romania, Argentina and Brazil.

1.3. Sales and Production Statistics

Total industry volume – Registrations (units)

Main Renault markets	1st half 2004	1st half 2003	Change (%)
Passengers cars			
France	1,067,807	1,069,160	(0.1)
Germany	1,656,119	1,678,331	(1.3)
United Kingdom	1,376,567	1,347,485	2.2
Italy	1,292,200	1,253,658	3.1
Spain+Canaries	789,868	689,250	14.6
Belgium+Luxembourg	321,683	287,737	11.8
Netherlands	284,005	287,689	(1.3)
Other countries in Western Europe	1,040,546	970,906	7.2
Western Europe	**7,828,795**	**7,584,216**	**3.2**
Poland	192,674	173,802	10.9
Central Europe (*)	**504,784**	**483,575**	**4.4**
Argentina	109,630	40,915	167.9
Brazil (*)	600,551	545,783	10.0
Turkey (*)	235,672	63,755	269.7
Light commercial vehicles			
France	214,964	198,940	8.1
Germany	97,512	92,006	6.0
United Kingdom	167,604	154,052	8.8
Italy	102,737	102,775	0.0
Spain+Canaries	166,050	146,412	13.4
Belgium+Luxembourg	35,141	33,413	5.2
Netherlands	49,176	44,786	9.8
Other countries in Western Europe	152,727	141,794	7.7
Western Europe	**985,911**	**914,178**	**7.8**
Poland	17,206	11,181	53.9
Central Europe (*)	**53,390**	**39,580**	**34.9**
Argentina	24,721	14,754	67.6
Brazil (*)	77,194	65,722	17.5
Turkey (*)	113,050	43,984	157.0
Passenger cars and light commercial vehicles			
France	1,282,771	1,268,100	1.2
Germany	1,753,631	1,770,337	(0.9)
United Kingdom	1,544,171	1,501,537	2.8
Italy	1,394,937	1,356,433	2.8
Spain+Canaries	955,918	835,662	14.4
Belgium+Luxembourg	356,824	321,150	11.1
Netherlands	333,181	332,475	0.2
Other countries in Western Europe	1,193,273	1,112,700	7.2
Western Europe	**8,814,706**	**8,498,394**	**3.7**
Poland	209,880	184,983	13.5
Central Europe (*)	**558,174**	**523,155**	**6.7**
Argentina	134,351	55,669	141.3
Brazil (*)	677,745	611,505	10.8
Turkey (*)	348,722	107,739	223.7

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

Main Dacia and Renault Samsung markets	1st half 2004	1st half 2003	Change (%)
Romania - Dacia (passenger cars and LCVs)	77,038	59,117	30.3
South Korea - Renault Samsung (passenger cars)	433,099	570,049	(24.0)

Renault Group – Registrations (units) and market share (as a %) (*)

Renault – Sales performances on main markets	1st half 2004 units	1st half 2004 %	1st half 2003 units	1st half 2003 %
Passenger cars				
France	298,646	28.0	290,400	27.2
Germany	86,002	5.2	105,111	6.3
United Kingdom	102,049	7.4	98,813	7.3
Italy	88,514	6.9	99,030	7.9
Spain+Canaries	100,298	12.7	85,682	12.4
Belgium+Luxembourg	39,549	12.3	33,630	11.7
Netherlands	27,871	9.8	28,554	9.9
Other countries in Western Europe	68,453	6.6	64,143	6.6
Western Europe	**811,382**	**10.4**	**805,363**	**10.6**
Poland	18,808	9.8	18,201	10.5
Central Europe (*)	**52,004**	**10.3**	**52,398**	**10.8**
Argentina	10,322	9.4	6,424	15.7
Brazil (*)	24,506	4.1	25,095	4.6
Turkey (*)	42,245	17.9	11,867	18.6
Light commercial vehicles				
France	73,140	34.0	65,056	32.7
Germany	7,844	8.0	7,717	8.4
United Kingdom	11,780	7.0	9,855	6.4
Italy	9,970	9.7	10,025	9.8
Spain+Canaries	22,342	13.5	18,369	126
Belgium+Luxembourg	5,339	15.2	5,282	15.8
Netherlands	5,783	11.8	5,493	12.3
Other countries in Western Europe	13,516	8.9	12,671	8.9
Western Europe	**149,714**	**15.2**	**134,468**	**14.7**
Poland	1,786	10.4	1,128	10.1
Central Europe (*)	**6,618**	**12.4**	**4,593**	**11.6**
Argentina	1,788	7.2	995	6.7
Brazil (*)	1,475	1.9	1,458	2.2
Turkey (*)	12,720	11.3	3,248	7.4
Passenger cars and light commercial vehicles				
France	371,786	29.0	355,456	28.0
Germany	93,846	5.4	112,828	6.4
United Kingdom	113,829	7.4	108,668	7.2
Italy	98,484	7.1	109,055	8.0
Spain+Canaries	122,640	12.8	104,051	12.5
Belgium+Luxembourg	44,888	12.6	38,912	12.1
Netherlands	33,654	10.1	34,047	10.2
Other countries in Western Europe	81,969	6.9	76,814	6.9
Western Europe	**961,096**	**10.9**	**939,831**	**11.1**
Poland	20,594	9.8	19,329	10.5
Central Europe (*)	**58,622**	**10.5**	**56,991**	**10.9**
Argentina	12,110	9.0	7,419	13.3
Brazil (*)	25,981	3.8	26,553	4.3
Turkey (*)	54,965	158	15,115	14.0

(*) Preliminary figures based on data supplied by official bodies or manufacturers

Renault Group – Registrations (units) and market share (as a %) (*)

Dacia and Renault Samsung – Sales performances on the main markets	1st half 2004		1st half 2003	
	units	%	units	%
Dacia- Romania (passenger cars and LCVs)	33 695	43,7	27 044	45,7
Renault Samsung - South Korea (passenger cars)	39 321	9,1	59 053	10,4

(*) Preliminary figures.

Renault – Registrations in Western Europe by model

	1st half 2004 (*)	1st half 2003 (*)
Passenger cars and light commercial vehicles		
Twingo	48,827	64,399
Clio	243,209	276,943
Thalia	2,010	86
Mégane / Mégane II	390,823	312,208
Laguna	77,415	101,690
Vel Satis	4,528	8,408
Avantime	39	1,988
Espace / Espace IV	38,719	29,570
Kangoo	89,836	89,366
Trafic / Trafic II	32,798	27,570
Master / Master II	29,052	24,265
Mascott (1) / RWD Master	3,598	3,186
Other (including Messenger, Express, etc.)	242	152
Registrations in Western Europe	**961,096**	**939,831**

(*) Preliminary figures.

(1) Mascott is distributed by the sales network of Renault Trucks, a subsidiary of AB Volvo.

RENAULT – SALES PERFORMANCE IN WESTERN EUROPE BY MODEL

Renault market share (as a %)	1st half 2004	1st half 2003	Change 2004/2003
PASSENGER CARS			
Twingo	0.6	0.8	(0.2)
Clio	2.8	3.3	(0.5)
Kangoo	0.4	0.5	(0.1)
Mégane / Mégane II	4.9	4.1	0.8
Laguna	1.0	1.3	(0.3)
Vel Satis / Avantime	0.1	0.1	0.0
Espace / Espace IV	0.5	0.4	0.1
Trafic / Trafic II / Master / Master II	0.1	0.1	0.0
Total passenger cars	**10.4**	**10.6**	**(0.2)**
LIGHT COMMERCIAL VEHICLES			
Car-derived vans:			
Twingo	0.1	0.1	0.0
Clio	2.5	2.6	(0.1)
Mégane / Mégane II	0.8	0.6	0.2
Small vans:			
Kangoo	5.6	5.9	(0.3)
Panel vans:			
Trafic/Trafic II	2.8	2.5	0.3
Master /Master II	2.9	2.5	0.4
Mascott / RWD Master	0.4	0.4	0.0
Other:			
Messenger, Laguna, Espace, Express	0.1	0.1	0.0
Total light commercial vehicles	**15.2**	**14.7**	**0.5**
Total passenger cars and LCVs	**10.9**	**11.1**	**(0.2)**

Renault – Sales performance in Western Europe by segment

(as a %)	Segments	Change TIV 2004/2003	Renault Market Share H1 2004	Renault Market Share H1 2003	Renault Market Share Change 2004/2003	Rank H1 2004
Passenger cars						
Twingo	Sub-B	5.3	9.5	13.2	(3.7)	3
Clio	B	3.2	9.8	11.7	(1.9)	2
Kangoo	Passenger-carrying vans	2.3	20.6	21.9	(1.3)	1
Mégane / Mégane II	C	6.0	15.0	12.7	2.3	1
Laguna	D	(5.1)	5.8	7,2	(1.4)	8
Vel Satis / Avantime	E	3.9	1.1	2.7	(1.6)	16
Espace / Espace IV	MPV	(3.0)	22.3	16.6	5.7	1
Trafic / Trafic II / Master / Master II	Passenger-carrying vans	2.3	3.5	3.5	0.0	7
Light commercial vehicles						
Car-derived vans						
Twingo		8.2	0.5	0.6	(0.1)	27
Clio		8.2	19.3	20.3	(1.0)	1
Mégane / Mégane II		8.2	6.2	4.7	1.5	23
Small vans						
Kangoo		4.0	22.6	22.7	(0.1)	1
Panel vans						
Trafic/Trafic II		7.2	5.7	5.1	0.6	7
Master /Master II		7.2	5.8	5.1	0.7	6
Mascott / RWD Master		7.2	0.7	0.7	0.0	22

Renault group – Worldwide production by model and by brand [1]

	H1 2004	H1 2003
Renault Production		
Twingo	53,713	68,524
Clio II	338,876	363,065
Modus	2,511	-
Kangoo	71,531	57,119
Mégane	15,085	164,914
Mégane II	453,980	212,981
Laguna II	89,757	109,330
Espace IV	40,728	30,570
Vel Satis	4,819	8,785
Avantime	-	1,398
Total passenger cars	**1,071,000**	**1,016,686**
Kangoo Express	63,254	59,455
Twingo Van	568	622
Clio Van	26,038	25,461
Mégane II Van	4,293	3,796
Master 2	47,428	37,443
Mascott	6,694	5,533
Total light commercial vehicles [2]	**148,275**	**132,310**
Total Renault Production	**1,219,275**	**1,148,996**
Dacia Production		
1300	6,674	7,074
Nova et SuperNova	-	2,438
Solenza	24,684	12,348
Logan	292	-
Total passenger cars	**31,650**	**21,860**
1300	11,518	9,456
Total light commercial vehicles	**11,518**	**9,456**
Total Dacia Production	**43,168**	**31,316**
Renault Samsung Production		
SM5 (passenger car)	30,080	47,891
SM3 (passenger car)	8,025	19,969
Total Renault Samsung Production	**38,105**	**67,860**
GROUP WORLDWIDE PRODUCTION	**1,300,548**	**1,248,172**

(1) Production data taken from vehicle deliveries to sales entities.

(2) Trafic production at the General Motors Europe plant in Luton, United Kingdom and at the Nissan plant in Barcelona, Spain, was not recorded as Renault production. (The proportion of Trafic production for Renault was 38,309 in first half 2003 and 43,951 in first half 2004.)

2.1. COMMENTS ON FINANCIAL RESULTS

SUMMARY

- *The Group reported consolidated revenues of €20,761 million, up 11.6% on first-half 2003 on a consistent basis.*
- *Operating margin was €1,275 million, or 6.1% of revenues, compared with 3.2% in first-half 2003 and 4.3% in second-half 2003.*
- *Other operating income and expenses show a charge of €70 million.*
- *Nissan Motor contributed €939 million to Renault's earnings in first-half 2004, compared with €859 million in first-half 2003. AB Volvo contributed €124 million, compared with €91 million in first-half 2003.*
- *Renault's net income for first-half 2004 was €1,513 million, compared with €1,177 million in first-half 2003.*
- *The net financial indebtedness of the Automobile Division was down by €937 million from December 31, 2003, to €811 million.*

2.1.1. Consolidated income statement

In first-half 2004 Group **revenues** increased 11.6% on a consistent basis to €20,761 million.

The **Automobile Division** generated revenues of €19,708 million, up 11.9% on a consistent basis, mainly attributed to two factors:

- in Europe, higher volumes and the ongoing positive effect of the model/price mix of new vehicles related to the success of new models, particularly the Mégane range, Espace and the light commercial vehicle range,
- in the rest of the world, a sharp increase in Renault sales in most regions, and particularly in Turkey.

The **Sales Financing Division** had revenues of €1,053 million, a rise of 6.5% on a consistent basis. This performance reflects:

- a 9.6% rise in average loans outstanding (on a consistent basis relative to June 30, 2003), mainly on the back of international growth,
- a 9.3% increase in sales of financing-related services (general insurance, corporate fleet services, etc.).

DIVISIONAL CONTRIBUTIONS TO GROUP REVENUES

€ million	2004			2003 restated (1)			Change 2004 / 2003 restated			2003 publish.
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1	H1
Automobile	9,460	10,248	19,708	8,493	9,116	17,609	11.4%	12.4%	11.9%	17,668
Sales financing	495	558	1,053	470	519	989	5.3%	7.5%	6.5%	985
Total	**9,955**	**10,806**	**20,761**	**8,963**	**9,635**	**18,598**	**11.1%**	**12.2%**	**11.6%**	**18,653**

(1) To permit comparisons, 2003 data have been restated to conform to the 2004 presentation. For the Automobile Division, the main changes are as follows:

- consolidation changes: the deconsolidation of Renault Agriculture on April 30, 2003 (negative impact: €176 million),
- change of consolidation method (presentation): sales of company cars are now included in revenues (positive impact: €122 million).

Group **operating margin** reached €1,275 million, 6.1% of revenues, in first-half 2004, compared with 3.2% in first-half 2003 and 4.3% in second-half 2003.

Before IAS 38, it represented 4.9% compared with 1.8% in first-half 2003 and 3.2% in second-half 2003.

DIVISIONAL CONTRIBUTIONS TO GROUP OPERATING MARGIN

€ million	H1 2004		H1 2003		H2 2003		2003		Change H1 2004/ H1 2003
	publish.	pre-IAS 38	publish.	pre-IAS 38	publish.	pre-IAS 38	publish.	pre-IAS 38	publish.
Automobile	**1,054**	**788**	**399**	**145**	**636**	**425**	**1,035**	**570**	**164.2%**
% of revenues	*5.3*	*4.0*	*2.3*	*0.8*	*3.6*	*2.4*	*2.9*	*1.6*	
Sales financing	**221**	**221**	**189**	**189**	**178**	**178**	**367**	**367**	**16.9%**
% of revenues	*21.0*	*21.0*	*19.2*	*19.2*	*17.7*	*17.7*	*18.4*	*18.4*	
Total	1,275	1,009	588	334	814	603	1,402	937	116.8%
% of revenues	*6.1*	*4.9*	*3.2*	*1.8*	*4.3*	*3.2*	*3.7*	*2.5*	

The **Automobile Division** reported an operating margin of €1,054 million, 5.3% of revenues, compared with 2.3% in first-half 2003. Before IAS 38, operating margin totaled €788 million, or 4% of the division's revenues, compared with €145 million in first-half 2003.

This increase was attributable to the following factors:

- A higher contribution from Europe, chiefly due to factors internal to Renault:
  - the success of the entire Mégane II range, Espace IV and the light commercial vehicle range comfortably offset the lower sales of Laguna, affected by continued decline in the upper-medium D segment, and the drop in volume of entry-level vehicles linked to their product life-cycles;
  - further cuts in purchasing costs, as RNPO enlarged its scope of activity, and lower warranty expenses in this half;
  - the contribution from Europe was boosted by improved plant capacity utilization and higher productivity, which was nevertheless offset by exceptional tooling depreciation for Vel Satis (-€60 million) in the light of its commercial results.
- An increase in the contribution from international operations: the contribution from Turkey continued to rise on the back of strong sales growth and an increase in the work load of the Bursa plant. In Mercosur a combination of market recovery, the effect of measures implemented in 2003 and the development of activities with Nissan helped reduce losses. Conversely, in Korea, where the market has slumped, the contribution of Renault Samsung Motors was down owing to a decline in volumes, pending a replacement for SM5, and a negative exchange-rate effect.
- Continued control of general costs (administrative and IT costs, head office operating costs) and R&D expenses, which grew at a slower pace than revenues.

Group **research and development** expenses amounted to €739 million (compared with €617 million in first-half 2003), equivalent to 3.7% of Automobile Division revenues, compared with 3.5% in first-half 2003. Without the impact of IAS 38, expenses totaled €1,021 million, equivalent to 5.2% of Automobile Division revenues (5.0% in first-half 2003).

The **Sales Financing Division** contributed €221 million to operating margin, or 21% of Group revenues, compared with €189 million in first-half 2003 (19.2% of revenues). This increase reflects a rise in the overall bank operating income of RCI Banque, chiefly attributable to stable margins, combined with an increase in average loans outstanding and sound risk management.

Other operating income and expenses showed a charge of €70 million, compared with a €170 million charge in first-half 2003.

The charge consists mainly of costs and provisions for restructuring and manpower programs amounting to €92 million, including €66 million to update and adjust the early retirement scheme (CASA).

Income came chiefly from capital gains on the sale of buildings and land, including €42 million from the sale of a block of land in Meudon.

After accounting for other operating income and expenses, **operating income** was €1,205 million, compared with €418 million in first-half 2003.

The **net balance on the financing account** was an expense of €304 million, compared with an expense of €34 million in first-half 2003. This change is chiefly due to the impact of Renault's cash tender offer for its redeemable shares in first-half 2004. Under this operation, Renault was able to buy back 60% of its redeemable shares in circulation at a unit price of €450 for an average book value of €158.93. The corresponding expense amounted to €343 million.

Excluding the impact of that operation, the net balance on the financing account improved by €73 million and stands at income of €39 million. This result includes interest income of €64 million from the settlement of an operation to hedge Renault's stake in Nissan's shareholders' equity in yen. It was also boosted by the continued reduction in the Group's indebtedness, which further lowered interest expense on debt, a large part of which is denominated in yen.

Renault's share in the **net income of companies accounted for by the equity method** was a positive €1,082 million at June 30, 2004, compared with a positive €936 million at June 30, 2003.

- Renault continued to benefit from the strong increase in **Nissan's** results (*):

Nissan Motor's financial second-half (October 2003 - March 2004) made an equity-accounted contribution of €939 million after goodwill amortization to Renault's first-half 2004 results, an €80 million increase on the positive €859 million in first-half 2003 (itemized: *see note 10 in the annex to the consolidated accounts*).

In second-half 2004, Renault's results will include the equity-accounted results of Nissan's financial first-half (April 2004 - September 2004) and financial third-quarter (October 2004 - December 2004). The publication of quarterly results by Nissan from July 2004 has made it possible to eliminate the current time period discrepancy.

(*) After closing its 2003 financial year at end-March 2004 at a record level (11.9% increase in operating margin to 11.1% of revenues), Nissan outlined a new three-year plan called "NISSAN Value-Up", which will take over from "NISSAN 180" in April 2005. The three key targets of the plan are designed to extend current performance in terms of growth (reach 4.2 million vehicles at end of the 2007 financial year), profitability (maintain double-digit operating margin) and return on invested capital (above 20%).

- The equity-accounted contribution of **AB Volvo** to Renault's results was a positive €124 million after amortization of negative goodwill, compared with a positive €91 million at June 30, 2003, on the back of strong business growth.

- The equity-accounted contribution of **other Group companies** to Renault's results at June 30, 2004 was a positive €19 million, compared with a negative €14 million at June 30, 2003. Turkish marketing company Maïs made a positive contribution of €17 million.

In first-half 2004 **current and deferred taxes** amounted to a net charge of €423 million, compared with a net charge of €129 million in first-half 2003. The effective tax rate (prior to the impact of equity-accounted companies) was 46.9% mainly due to deferred taxes assets not yet recognized at some foreign subsidiaries.

Renault's **net income** in first-half 2004 came to €1,513 million, compared with €1,177 million in first-half 2003. After neutralization of the 44.4% of Renault's shares owned by Nissan, this corresponds to earnings per share of €5.69. In first-half 2003 earnings per share was €4.43.

2.1.2. Cash flow and debt

Automobile Division

The **net financial indebtedness** of the Automobile Division fell sharply by €937 million compared with December 31, 2003. It stood at €811 million, including €136 million in redeemable shares, compared with €1,748 million at December 31, 2003, including €324 million in redeemable shares.

The cash tender offer for redeemable shares had a negative impact of €343 million on net financial indebtedness.

Excluding the impact of that operation, and the negative impact of **translation adjustments** (€50 million) on debt denominated in foreign currencies, particularly on euro/yen hedging operations, the net financial indebtedness reduction of €1,330 million was achieved by an improvement in Renault's operating performance:

- **Cash flow**, up €795 million on first-half 2003, amounted to €2,365 million and includes the positive impact of €375 million in dividends from equity-accounted companies, including dividends of €167 million from Nissan (**) and €208 million from AB Volvo (of which €131 million in Ainax shares[1]). In first-half 2003 dividends from companies accounted for by the equity method totaled €236 million.

(**) At its Annual General Meeting in June 2004, the Nissan group confirmed a net dividend of JPY19 for the past financial year and undertook to double that figure in four years, i.e. a dividend payment of JPY40 per share for the 2007 financial year.

- The **working capital surplus** continued to improve. It totaled €4,758 million (€4,158 million at December 31, 2003), boosted by a major increase in supplier debts related to the seasonal nature of sales.

- Operating activities more than financed **purchases of property, plant and equipment, and intangibles,** which amounted to €1,188 million, compared with €1,270 million at June 30, 2003.

- Total **dividend payout** was €418 million.

Capital investments net of disposals totaled €822 million, compared with €944 million at June 30, 2003, which was 4.2% of Automobile Division revenues, compared with 5.3% in 2003. This decrease reflects a better control of investments. Intangible investments amounted to €366 million, including €353 million in capitalized development expenses.

In first-half 2004 capital expenditure for property, plant and equipment was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

- In Europe, product-related investments accounted for 76% of total outlays. Funds were concentrated

(1) To meet the requirements of the European Commission, AB Volvo founded Ainax, through which it distributed the Scania shares it owned to its shareholders.

on future entry-level vehicles, including Modus, and the development of new powertrains for the Renault-Nissan Alliance.

- International investments accounted for 16% of the total and were earmarked primarily for Dacia's new vehicle (Logan), the modernization of the Dacia plant in Romania and renewing the Samsung range.

Non-product related investment was carried over from 2003 and was related mainly to quality and environmental projects.

CAPITAL EXPENDITURES (PROPERTY, PLANT AND EQUIPMENT, INTANGIBLES) BY DIVISION (1)

€ million	H1 2004		H1 2003		H2 2003		2003	
	publish.	pre-IAS 38	incl. IAS	pre-IAS 38	incl. IAS	pre-IAS 38	incl. IAS 38	pre-IAS 38
AUTOMOBILE								
Acquisitions	1,266	913	1,330	1,028	1,514	1,248	2,844	2,276
Disposals	78	78	33	33	222	222	255	255
Capital expenditures net of disposals	1,188	835	1,297	995	1,292	1,026	2,589	2,021
SALES FINANCING								
Acquisitions	236	236	201	201	243	243	444	444
Disposals	138	138	94	94	185	185	279	279
Capital expenditures net of disposals	98	98	107	107	58	58	165	165
GROUP								
Acquisitions	1,502	1,149	1,531	1,229	1,757	1,491	3,288	2,720
Disposals	216	216	127	127	407	407	534	534
Capital expenditures net of disposals	1,286	933	1,404	1,102	1,350	1,084	2,754	2,186
AUTOMOBILE								
Net capital expenditures / revenues	6%	4.2%	7.3%	5.6%	7.2%	5.7%	7.3%	5.7%

(1) In 2003, capital expenditures were presented net of company vehicle disposals. Since January 1, 2004, these vehicles have been treated as inventories. The 2003 figures have been restated to reflect this.

Future-related expenditures committed by the Group for its automobile business, which is the sum of capital expenditures net of disposals and R&D expenses, totaled €1,856 million at June 30, 2004 (9.4% of revenues, compared with 10.5% at June 30, 2003).

Sales Financing Division

In first-half 2004, the Sales Financing Division generated €141 million in cash flows from operating activities, consisting mainly of €306 million in **net cash flow** (compared with €274 million at June 30, 2003) offset by an increase in sales-financing receivables net of the €229 million decrease in **interest-bearing debt from sales financing.**

Capital investments net of disposals (chiefly the acquisition of vehicles sold under contract hire agreements) totaled €98 million (compared with €108 million at June 30, 2003).

2.1.3. Change in Group Shareholders' equity

In first-half 2004, Group **shareholders' equity** increased by €925 million on December 31, 2003 to €14,516 million at June 30, 2004.

The main reasons for this increase were:

- recognition of net income in first-half 2004 (€1,513 million);
- a dividend payout of €1.40 per share for 2003 (€357 million);
- the negative €231 million change in translation adjustments, reflecting mainly the impact of translating Nissan's accounts after taking hedging operations in yen into account (negative impact of €270 million).

The net financial indebtedness of the Automobile Division at June 30, 2004, was equivalent to 5.6% of Group shareholders' equity (compared with 17.9% at June 30, 2003 and 12.9% at December 31, 2003).

2.1.4. Off balance-sheet commitments

The Group did not make any significant new commitment in first-half. The main off balance-sheet commitments are described in note 15 of the annex to the half-yearly accounts, which, to the knowledge of senior management, does not contain any significant omission.

2.2. CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

2.2.1. Consolidated income statements

€ million	1st half 2004	1st half 2003	Year 2003
Sales of goods and services	19,771	17,730	35,658
Sales financing revenues (note 4)	990	923	1,867
Revenues (note 3)	**20,761**	**18,653**	**37,525**
Cost of goods and services sold	(15,794)	(14,624)	(29,273)
Cost of sales financing (note 4)	(597)	(587)	(1,155)
Research and development expenses (note 5)	(739)	(617)	(1,243)
Selling, general and administrative expenses	(2,356)	(2,237)	(4,452)
Operating margin	**1,275**	**588**	**1,402**
Other operating income and expenses (note 6)	(70)	(170)	(168)
Operating income	**1,205**	**418**	**1,234**
Net interest income (expense) (note 7)	12	(66)	(129)
Repurchase of redeemable shares (note 7)	(343)	-	-
Other financial income and expenses, net (note 7)	27	32	58
Financial expense	**(304)**	**(34)**	**(71)**
Share in net income of Nissan Motor (note 10)	939	859	1,705
Share in net income of AB Volvo (note 11)	124	91	175
Share in net income (loss) of other companies accounted for by the equity method	19	(14)	(20)
Group pre-tax income	**1,983**	**1,320**	**3,023**
Current and deferred taxes (note 8)	(423)	(129)	(510)
Group net income	**1,560**	**1,191**	**2,513**
Minority interests	(47)	(14)	(33)
Renault net income	**1,513**	**1,177**	**2,480**
Earnings per share in € [1] (note 9)	5.69	4.43	9.32
Number of shares outstanding (in thousands) (note 9)	265,960	265,960	265,960

(1) In accordance with French accounting regulations, treasury shares held for the purposes of stock option plans awarded to Group managers and executives are considered to be in circulation. The diluted earnings per share is therefore identical to the non-diluted earnings per share.

KEY FIGURES BEFORE CAPITALIZATION OF DEVELOPMENT EXPENSES (NOTE 5)

€ million	1st half 2004	1st half 2003	Year 2003
Operating margin	1,009	334	937
Renault net income	1,237	902	1,982

2.2.2. *Condensed consolidated balance sheets*

€ million	June 30, 2004	December 31, 2003
ASSETS		
Intangible assets (note 5)	1,659	1,394
Property, plant and equipment	10,190	10,392
Investments in companies accounted for by the equity method	9,388	8,933
- Nissan Motor (note 10)	*7,786*	*7,219*
- AB Volvo (note 11)	*1,461*	*1,554*
- Other companies	*141*	*160*
Other investments and financial assets	450	396
Deferred tax assets	586	1,328
Inventories	5,367	4,872
Sales financing receivables	20,507	19,614
Automobile receivables	2,324	2,096
Other receivables and prepaid expenses	2,185	2,136
Loans and marketable securities	2,147	2,854
Cash and cash equivalents	5,697	4,276
Total assets	**60,500**	**58,291**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	14,516	13,591
Minority interests	382	395
Deferred tax liabilities and provisions (note 12)	3,321	4,001
Interest-bearing borrowings (note 13)	27,719	27,182
- Automobile division	*6,898*	*7,069*
- Sales financing division	*20,821*	*20,113*
Trade payables	7,759	7,197
Other liabilities and deferred income	6,803	5,925
Total shareholders' equity and liabilities	**60,500**	**58,291**

2.2.3. *Changes in consolidated shareholders' equity*

€ million	Number of shares (thousands)	Share capital	Share premium account	Translation adjustment	Reserves and retained earnings	Total
Balance at December 31, 2002 before allocation	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**
Dividends	-	-	-	-	(294)	(294)
Change in translation adjustment	-	-	-	(423)	-	(423)
2003 net income	-	-	-	-	2,480	2,480
Balance at December 31, 2003 before allocation	**284,937**	**1,086**	**3,453**	**(1,066)**	**10 ,118**	**13,591**
Dividends	-	-	-	-	(357)	(357)
Change in translation adjustment	-	-	-	(231)	-	(231)
1st half 2004 net income	-	-	-	-	1,513	1,513
Balance at June 30, 2004	**284,937**	**1,086**	**3,453**	**(1,297)**	**11,274**	**14,516**

2.2.4. Condensed statements of consolidated cash flows

€ million	1st half 2004	1st half 2003	Year 2003
Renault net income	1,513	1,177	2,480
Depreciation and amortization	1,185	1,159	2,223
Net allocations to long-term provisions	101	180	321
Share in net income of companies accounted for by the equity method (net of dividends received)(1)	(707)	(700)	(1,516)
Repurchase of redeemable shares(2)	343	-	-
Other	173	28	52
Cash flow	**2,608**	**1,844**	**3,560**
Increase in sales financing receivables	(870)	(1,136)	(2,003)
Net change in interest-bearing borrowings for the sales financing division	641	732	1,910
Decrease (increase) in working capital	734	(121)	76
Cash flows from operating activities	**3,113**	**1,319**	**3,543**
Acquisitions of investments, net of cash acquired	(64)	(53)	(73)
Purchases of property, plant and equipment and intangibles	(1,502)	(1,505)	(3,234)
Disposals, other	224	206	598
Cash flows from investing activities	**(1,342)**	**(1,352)**	**(2,709)**
Proceeds from shareholders	18	-	1
Dividends paid	(418)	(332)	(337)
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities(2)	(69)	1,029	451
Cash flows from financing activities	**(469)**	**697**	**115**
Net increase in cash and cash equivalents	**1,302**	**664**	**949**
Cash and cash equivalents: opening balance	**4,276**	**3,354**	**3,354**
Increase	1,302	664	949
Impact of changes in scope of consolidation and exchange rate	119	5	(27)
Cash and cash equivalents: closing balance	**5,697**	**4,023**	**4,276**

(1) Dividends received from companies accounted for by the equity method totalled €375 million in first-half 2004 (€236 million in first-half 2003 and €344 million for the year 2003).

(2) The repurchase of redeemable shares that took place during first-half 2004 resulted in a net €(545) million change in the automobile division's interest-bearing borrowings. The total repurchase value of the shares comprised:

- €202 million corresponding to the shares' par value (including accumulated interests),
- a price supplement of €343 million, included in expenses for the period.

This operation increased the Group's net indebtedness by the amount of the price supplement, i.e. €343 million (note 7).

2.2.5. Condensed information by division

A. Income statement items by division

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
1st half 2004				
External sales (note 4)	19,708	1,053	-	20,761
Interdivision sales [1]	307	91	(398)	-
Revenues	**20,015**	**1,144**	**(398)**	**20,761**
Operating margin	**1,088**	**221**	**(34)**	**1,275**
Operating income	1,020	219	(34)	1,205
Financial income (expense)	(305)	2	(1)	(304)
Share in net income of companies accounted for by the equity method	1,082	-	-	1,082
Current and deferred taxes	(351)	(84)	12	(423)
Group net income	**1,446**	**137**	**(23)**	**1,560**
1st half 2003				
External sales (note 4)	17,668	985	-	18,653
Interdivision sales [1]	226	92	(318)	-
Revenues	**17,894**	**1,077**	**(318)**	**18,653**
Operating margin	**412**	**189**	**(13)**	**588**
Operating income	237	194	(13)	418
Financial income (expense)	(26)	1	(9)	(34)
Share in net income of companies accounted for by the equity method	936	-	-	936
Current and deferred taxes	(71)	(58)	-	(129)
Group net income	**1,076**	**137**	**(22)**	**1,191**
Year 2003				
External sales (note 4)	35,535	1,990	-	37,525
Interdivision sales [1]	420	177	(597)	-
Revenues	**35,955**	**2,167**	**(597)**	**37,525**
Operating margin	**1,035**	**367**	**-**	**1,402**
Operating income	858	376	-	1,234
Financial income (expense)	42	3	(116)	(71)
Share in net income of companies accounted for by the equity method	1,860	-	-	1,860
Current and deferred taxes	(392)	(118)	-	(510)
Group net income	**2,368**	**261**	**(116)**	**2,513**

(1) Interdivision transactions are carried out under near-market conditions.

B. Balance sheet items by division

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
June 30, 2004				
Property, plant and equipment and intangibles	11,346	713	(210)	11,849
Investments accounted for by the equity method	9,388	-	-	9,388
Other investments and financial assets	2,158	8	(1,716)	450
Deferred tax assets	273	243	70	586
Inventories	5,356	11	-	5,367
Customer receivables	2,445	21,040	(654)	22,831
Other receivables and prepaid expenses	1,572	697	(84)	2,185
Loans and marketable securities	2,147	598	(598)	2,147
Cash and cash equivalents	4,660	1,041	(4)	5,697
Total assets	**39,345**	**24,351**	**(3,196)**	**60,500**
Shareholders' equity	14,586	1,700	(1,770)	14,516
Minority interests	382	4	(4)	382
Deferred tax liabilities and provisions	2,899	387	35	3,321
Interest-bearing borrowings	7,618	21,253	(1,152)	27,719
Trade payables	7,808	-	(49)	7,759
Other liabilities and deferred income	6,052	1,007	(256)	6,803
Total shareholders' equity and liabilities	**39,345**	**24,351**	**(3,196)**	**60,500**
Net financial indebtedness [2] (note 14)	**811**			
December 31, 2003				
Property, plant and equipment and intangibles	11,339	625	(178)	11,786
Investments accounted for by the equity method	8,933	-	-	8,933
Other investments and financial assets	1,957	11	(1,572)	396
Deferred tax assets	1,044	226	58	1,328
Inventories	4,867	5	-	4,872
Customer receivables	2,222	20,006	(518)	21,710
Other receivables and prepaid expenses	1,529	683	(76)	2,136
Loans and marketable securities	2,670	771	(587)	2,854
Cash and cash equivalents	3,215	1,065	(4)	4,276
Total assets	**37,776**	**23,392**	**(2,877)**	**58,291**
Shareholders' equity	13,643	1,555	(1,607)	13,591
Minority interests	391	4	-	395
Deferred tax liabilities and provisions	3,615	352	34	4,001
Interest-bearing borrowings	7,634	20,548	(1,000)	27,182
Trade payables	7,253	-	(56)	7,197
Other liabilities and deferred income	5,240	933	(248)	5,925
Total shareholders' equity and liabilities	**37,776**	**23,392**	**(2,877)**	**58,291**
Net financial indebtedness [2] (note 14)	**1,748**			

(1) Interdivision transactions are carried out under near-market conditions.

(2) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the automobile division (note 1.B).

C. Cash flow statement items by division

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated Total
1st half 2004				
Cash flow	2,365	306	(63)	2,608
Increase in sales financing receivables	-	(1,012)	142	(870)
Net change in interest-bearing borrowings for the sales financing division	-	783	(142)	641
Change in working capital	672	64	(2)	734
Cash flows from operating activities	**3,037**	**141**	**(65)**	**3,113**
Purchase of property, plant and equipment, net of disposals	(822)	(162)	65	(919)
Purchase of intangibles, net of disposals	(366)	(1)	-	(367)
Equity investments, net of disposals	(58)	(1)	-	(59)
Net change in other financial assets	3	-	-	3
Cash flows from investing activities	**(1,243)**	**(164)**	**65**	**(1,342)**
Shareholder financing	(400)	(1)	1	(400)
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	(68)	-	(1)	(69)
Cash flows from financing activities	**(468)**	**(1)**	**-**	**(469)**
Increase (decrease) in cash and cash equivalents	**1,326**	**(24)**	**-**	**1,302**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	68			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	(457)			
Change in net financial indebtedness [2]	**937**			
1st half 2003				
Cash flow	1,570	274	-	1,844
Increase in sales financing receivables	-	(1,245)	109	(1,136)
Net change in interest-bearing borrowings for the sales financing division	-	732	-	732
Change in working capital	(37)	(84)	-	(121)
Cash flows from operating activities	**1,533**	**(323)**	**109**	**1,319**
Purchase of property, plant and equipment, net of disposals	(944)	(108)	-	(1,052)
Purchase of intangibles, net of disposals	(326)	-	-	(326)
Equity investments, net of disposals	42	(4)	-	38
Net change in other financial assets	(28)	16	-	(12)
Cash flows from investing activities	**(1,256)**	**(96)**	**-**	**(1,352)**
Shareholder financing	(332)	-	-	(332)
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	-	1,029	-	1,029
Cash flows from financing activities	**(332)**	**1,029**	**-**	**697**
Increase (decrease) in cash and cash equivalents	**(55)**	**610**	**109**	**664**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	-			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	336			
Change in net financial indebtedness [2]	**281**			

C. Cash flow statement items by division (continued)

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated Total
Year 2003				
Cash flow	3,150	579	(169)	**3,560**
Increase in sales financing receivables	-	(2,043)	40	**(2,003)**
Net change in interest-bearing borrowings for the sales financing division	-	1,935	(25)	**1,910**
Change in working capital	239	(128)	(35)	**76**
Cash flows from operating activities	**3,389**	**343**	**(189)**	**3,543**
Purchase of property, plant and equipment, net of disposals	(1,927)	(253)	88	**(2,092)**
Purchase of intangibles, net of disposals	(606)	(2)	-	**(608)**
Equity investments, net of disposals	25	(5)	-	**20**
Net change in other financial assets	(29)	-	-	**(29)**
Cash flows from investing activities	**(2,537)**	**(260)**	**88**	**(2,709)**
Shareholder financing	(336)	(101)	101	**(336)**
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	277	-	174	**451**
Cash flows from financing activities	**(59)**	**(101)**	**275**	**115**
Increase (decrease) in cash and cash equivalents	**793**	**(18)**	**174**	**949**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	(277)			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	231			
Change in net financial indebtedness [2]	**747**			

(1) Interdivision transactions are carried out under near-market conditions.

(2) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the automobile division (note 1.B).

2.2.6. Notes to the consolidated financial statements

1 - Accounting policies

The Renault Group consolidated half-year financial statements have been prepared in accordance with current French accounting regulations regarding interim financial statements, under the same accounting policies used for the 2003 annual financial statements as described in the notes to those statements.

A. Application of international IAS / IFRS accounting standards as of January 1, 2005

Renault is preparing for the compulsory application of IASB international standards by listed European companies from 2005.

In compliance with this requirement, the Group will apply mainly:

- IFRS 1 on first-time application,
- the standard concerning share-based payments (IFRS 2),
- the standard concerning financial instruments (IAS 39),
- the other new and revised standards.

The principal differences between Renault accounting policies and existing international standards for 2004 currently concern:

- standard IAS 39 concerning financial instruments, as this standard is incompatible with French regulations,
- the treatment of treasury shares held for the purposes of stock option plans awarded to Group managers and executives. In compliance with French accounting rules, these shares are included in marketable securities. Under IASB standards, they would be recorded as a charge against shareholders' equity and deducted from the average number of shares used for the determination of earnings per share.

B. Information by division and definition of net financial indebtedness

Information is disclosed for the following divisions:

- the automobile division, comprising the production, sales, distribution and automobile service subsidiaries for passenger and light commercial vehicles and the subsidiaries in charge of cash management for these companies;
- the sales financing division, which the Group considers as an activity with independent operations, comprising RCI Banque and its subsidiaries.

Each of these two divisions forms a coherent unit exposed to its own specific risks.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system and the worldwide consolidated tax reporting system (applicable until December 31, 2003) is included in the taxes due by the automobile division.

In coherence with this presentation by division, interest-bearing borrowings are split into two captions in the balance sheet:

- interest-bearing borrowings for the automobile division,
- interest-bearing borrowings for the sales financing division, considered by the Group as an operating item.

Consequently, the Group's net financial indebtedness includes the following items for the automobile division:

- interest-bearing borrowings,
- investment loans,
- marketable securities,
- cash and cash equivalents.

2 - Changes in the scope of consolidation

2.1. Changes in the scope of consolidation during first-half 2004

No significant change to the scope of consolidation took place during the first half of 2004.

2.2. Changes in the scope of consolidation during 2003

The principal changes in the scope of consolidation during 2003 concerned the following companies:

A. SOFASA (Colombia)
As a result of the increase in Renault's holding (from 23.7% to 60%), Sofasa, previously accounted for by the equity method, has been fully consolidated since March 28, 2003.

B. Renault Agriculture
On April 30, 2003, Renault sold a 51% stake in Renault Agriculture to Claas. The remaining 49% investment was deconsolidated as of the date of the agreement, since Renault no longer exercises significant influence over the company.

Renault and Claas have options respectively to sell and purchase an additional 29% of the capital of Renault Agriculture, to be exercised within a one-year period beginning April 30, 2005, and further options respectively to sell and purchase the remaining 20%, which can be exercised from January 1, 2010.

C. Avtoframos (Russia)
The 50%-owned Avtoframos has been fully consolidated since January 1, 2003.

3 - 2003 Revenues applying 2004 Group structure and methods

€ million	Automobile	Sales financing	Total
First-half 2003 revenues as published	**17,668**	**985**	**18,653**
Deconsolidation of Renault Agriculture as of April 30, 2003 (note 2.2-B)	(176)	-	(176)
Other changes in scope of consolidation and presentation [1]	117	4	121
First-half 2003 revenues applying 2004 Group structure and methods	**17,609**	**989**	**18,598**
First-half 2004 revenues	**19,708**	**1,053**	**20,761**

(1) As of January 1, 2004, sales of company vehicles are included in revenues.

4 - Sales financing

€ million	1st half 2004	1st half 2003	Year 2003
Income on end-user and dealer financing	560	537	1,086
Income on leasing, rental and similar operations	430	386	781
Total sales financing income [1]	**990**	**923**	**1,867**
Net credit losses	(58)	(56)	(136)
Other sales financing costs	(539)	(531)	(1,019)
Total sales financing costs	**(597)**	**(587)**	**(1,155)**

(1) The breakdown of total revenues for the sales financing division shown in the information by division is as follows:

	1st half 2004	1st half 2003	Year 2003
Sales financing income	990	923	1,867
Sales of goods and services	63	62	123
External sales by the sales financing division	**1,053**	**985**	**1,990**

5 - Research and development expenses

In compliance with IAS 38, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalized as intangible assets, and amortized from the date of approval of production over the expected market life of the vehicle or part, up to a maximum of five years.

The impact of this policy, which concerns the automobile division only, is as follows (in € million):

€ million	1st half 2004	1st half 2003	Year 2003
On the consolidated income statement:			
Operating margin and operating income	266	254	465
Renault net income	276	275	498
On the consolidated balance sheet:			
Intangible assets	1,400	893	1,114
Investments accounted for by the equity method	522	329	411
Shareholders' equity	1,375	872	1,088
Deferred tax liabilities	467	298	373
On the consolidated statements of cash flows:			
Cash flows from operating activities	324	267	533
Cash flows from investing activities	(353)	(302)	(568)

Spending on research and development during the first half of 2004 totalled €1,021 million (compared to €888 million for first-half 2003 and €1,737 million for full year 2003).

This comprised:

- €668 million in expenses (€586 million for first-half 2003 and €1,169 million for full year 2003),
- €353 million in investments (€302 million for first-half 2003 and €568 million for full year 2003).

6 - Other operating income and expenses

€ million	1st half 2004	1st half 2003	Year 2003
Gains and losses on sales of operating subsidiaries	2	17	18
Restructuring and workforce adjustment costs and provisions	(92)	(54)	(160)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	33	(17)	112
Amortization of goodwill on acquisition of consolidated companies	(12)	(11)	(22)
Material non-recurring items	(1)	(105)	(116)
Total	**(70)**	**(170)**	**(168)**

A. Restructuring and workforce adjustment costs and provisions

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels.

In 2004, they include:

- a €66 million charge relating to adjustment to present value and amendments to the "CASA" early retirement system (€65 million in 2003),
- €26 million of other restructuring and workforce adjustment costs and provisions (€75 million in 2003).

These costs total €92 million (€140 million in 2003, including €34 million recorded during the first half of 2003).

In 2003, restructuring and workforce adjustment costs and provisions included €20 million of depreciation on property, plant and equipment in connection with the restructuring of the foundry business of Société Française de Mécanique (recorded during the first half of 2003).

B. Material non-recurring items

The material non-recurring items of year 2003 (mainly recognized in the first half of 2003) included:

- a €62 million adjustment to provisions for additional employee holiday entitlements earned in previous years and to be taken upon retirement,
- costs and provisions resulting from discontinuation of production of the Avantime (€50 million), mainly recorded against the advance made by Renault to Matra Automobile to finance investments specific to the vehicle.

7 - Financial expense

€ million	1st half 2004	1st half 2003	Year 2003
Interest expenses	(203)	(148)	(316)
Interest income	215	82	187
Net interest expense	12	(66)	(129)
Repurchase of redeemable shares	(343)	-	-
Other financial income and expenses	27	32	58
Financial expense	(304)	(34)	(71)

In March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at €450 per share, corresponding to a 21% premium over the market price.

This offer is reflected in the following items in the financial statements for the first half-year of 2004:

- a financial expense of €343 million with an after-tax impact of €221 million on the consolidated net income,
- a €343 million increase in net financial indebtedness (note 14).

The financial expense registered for first half of 2004 includes €64 million of interest income generated by the termination of one of the transactions designated as a hedge of Nissan's restated shareholders' equity in yen. The transaction concerned a sum of 117 billion yen (€862 million).

Other financial income and expenses for the full year 2003 mainly include a €27 million reversal from the provision for losses on treasury shares (compared to a €30 million increase in first-half 2003). No allocation was made to this provision during first-half 2004.

8 - Current and deferred taxes

The governmental authorization to apply the worldwide tax consolidation regime for 2001, 2002 and 2003 was in effect until December 31, 2003.

Renault SA decided not to renew its option for this regime as of January 1, 2004.

Current and deferred tax charges for the first half of 2004 are calculated using the estimated effective tax rate for the full year for each entity or fiscal subgroup, and adjusted according to operations specific to the first half of 2004.

For the first half of 2004, the effective tax rate is 21.3%. The difference between this and the standard French rate of 35.4% is mainly (25.6%) due to the impact of Renault's share in net income of companies accounted for by the equity method (principally Nissan Motor).

The effective tax rate (before net income of companies accounted for by the equity method) is 46.9% taken into account unrecognized deferred tax assets for some foreign entities.

9 - Earnings per share

Renault's basic net earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year, which takes into account the neutralization of the 44.4% of Renault shares held by Nissan (neutralization of 18,977 thousand shares).

In compliance with French accounting regulations, in determining earnings per share, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation. The diluted earnings per share is thus identical to the basic earnings per share.

Calculated under IAS 33 (Earnings per share) based on the net income of €1,513 million, basic and diluted earnings per share for the first half of 2004 would be respectively €5.94 and €5.90 respectively (€9.72 for both basic and diluted earnings per share in 2003).

10 - Investment in Nissan Motor accounted for by the equity method

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements for the first half-year of 2004 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2003 – March 31, 2004, after adjustments for the requirements of the Renault consolidation.

A. Changes in the investment in Nissan recorded under the equity method

€ million	Goodwill on aquisition			Share of net assets			Total
	Gross	Amortization	Net	Before neutralization (see right)	Neutralization* (1)	Net	
At December 31, 2003	**901**	**(289)**	**612**	**7,569**	**(962)**	**6,607**	**7,219**
First-half 2004 net income	-	(20)	(20)	959	-	959	939
Dividend paid	-	-	-	(167)	-	(167)	(167)
Translation adjustment and other	-	-	-	(205)	-	(205)	(205)
At June 30, 2004	**901**	**(309)**	**592**	**8,156**	**(962)**	**7,194**	**7,786**

* Neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan.

(1) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

B. Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below:

CONDENSED INCOME STATEMENTS

	1st half-year 2003 Apr. 1, 2003 - Sept. 30, 2003		2nd half-year 2003 Oct. 1, 2003 - Mar. 31, 2004		2003 financial year Apr. 1, 2003 - Mar. 31, 2004	
	In billions of yen	*€ million (1)*	*In billions of yen*	*€ million (1)*	*In billions of yen*	*€ million (1)*
Revenues	3,556.2	28,008	3,873.0	30,503	7,429.2	58,511
Operating income	401.1	3,159	423.8	3,338	824.9	6,497
Ordinary income	390.3	3,074	419.4	3,303	809.7	6,377
Extraordinary gains and losses	(22.2)	(175)	(51.0)	(402)	(73.2)	(577)
Net income	**237.7**	**1,872**	**266.0**	**2,095**	**503.7**	**3,967**

(1) Figures in euro are provided to facilitate understanding, converted from the figures expressed in yen (Nissan Motor's operating currency) using the exchange rate at March 31, 2004 (127.0 yen = 1 euro).

Condensed balance sheets

	September 30, 2003		March 31, 2004	
	In billions of yen	*€ millions* [1]	*In billions of yen*	*€ millions* [1]
Intangible assets	65	508	72	565
Property, plant and equipment	3,154	24,841	3,203	25,228
Investment securities	360	2,836	360	2,838
Deferred tax assets	356	2,803	332	2,614
Inventories	572	4,505	543	4,275
Sales financing receivables	2,089	16,455	2,203	17,352
Notes and accounts receivable	512	4,035	463	3,644
Other assets	486	3,829	489	3,851
Cash and cash equivalents	159	1,249	195	1,535
Total assets	**7,753**	**61,061**	**7,860**	**61,902**
Shareholders' equity	1,899	14,957	2,024	15,941
Minority interests	97	762	104	817
Deferred tax liabilities	262	2,060	295	2,320
Accrued retirement benefits	472	3,720	442	3,483
Interest-bearing borrowings				
- Automobile division	435	3,422	204	1,605
- Sales financing division	2,716	21,390	2,902	22,858
Notes and accounts payable	710	5,595	768	6,050
Other liabilities and accruals	1,162	9,155	1,121	8,828
Total shareholders' equity and liabilities	**7,753**	**61,061**	**7,860**	**61,902**

(1) Figures in euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan Motor's operating currency) using the exchange rate at March 31, 2004 (127.0 yen = 1 euro).

C. Changes in restated shareholders' equity

In billions of yen	September 30, 2003	Net income	Dividends	Other changes (1)	March 31, 2004
Shareholders' equity under Japanese GAAP	1,899	266	(33)	(108)	2,024
Restatements for Renault Group requirements:					
- Restatement of fixed assets	567	(15)	-	-	552
- Provision for pension liabilities	(248)	2	-	(11)	(257)
- Dividends paid	(35)	-	(14)	-	(49)
- Capitalization of development expenses	184	49	-	-	233
- Other restatements	(134)	(16)	(2)	8	(144)
Net assets restated for Renault Group requirements	**2,233**	**286**	**(49)**	**(111)**	**2,359**

€ million					
Renault's share: 44.4% (before neutralization described below)	7,569	959	(167)	(205)	8,156
Neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan (2)	(962)	-	-	-	(962)
Renault's share in the net assets of Nissan	**6,607**	**959**	**(167)**	**(205)**	**7,194**

(1) "Other changes" in euro includes the €(232) million change in translation adjustments, essentially reflecting the fall in value of the US dollar and the Mexican peso against the euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity.

(2) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

D. Hedging of the investment in Nissan Motor

The total value at June 30, 2004 of hedging operations in process relating to the investment in Nissan Motor is 441 billion yens (€3,330 million), comprising 146 billion yens (€1,098 million) of bonds and private placements on the EMTN market issued directly in yen and 295 billion yen (€2,232 million) of currency swaps. During first-half 2004 these operations generated foreign exchange differences totalling €(38) million net of tax, which were included in shareholders' equity.

Hedging transactions were reduced by 117 billions yen (€862 million) in the first half of 2004 (note 7).

E. Renault - Nissan Motor cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions between the two groups in the first half-year of 2004 were the following:

Joint investments

Renault and Nissan finalized the development of the second common platform, the C platform (lower medium range), to be used for the future Megane and Almera. Work is in process on a third common platform, the D platform (upper medium range).

Renault and Nissan also share gearbox and engine development costs.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio and Scenic models, and also assembles the Platina model (Nissan badged Clio sedans). Production totalled 29,600 units over the period.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (5,200 vehicles in the first half of 2004).

In Spain, Nissan produced more than 27,000 Trafic models at its Barcelona plant over the same period, including 7,200 for sale through the Nissan network.

Over the first six months of 2004, Renault produced 5,700 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Almera and Primera.

In Mexico, Renault supplies engines and gearboxes to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied some 158,000 gearboxes and 88,000 engines over first-half 2004.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3 and SM5.

In France, Nissan supplies Renault with engines for the Master and Mascott.

Renault also uses Nissan's V6 3.5 litres petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

Sales

Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland, the Netherlands and Austria, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement. In Romania and Argentina, Renault, having taken over Nissan's import contracts, distributes Nissan vehicles.

Total sales by Renault to Nissan and purchases by Renault from Nissan during first-half 2004 amounted to an estimated €440 million and €400 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two groups.

11 - Investment in AB Volvo accounted for by the equity method

€ million	Net goodwill	Share of net assets	Total
At December 31, 2003	**(169)**	**1,723**	**1,554**
Net income, 1st half 2004	13	111	124
Dividend distributed	-	(208)	(208)
Translation adjustment and other	-	(9)	(9)
At June 30, 2004	**(156)**	**1,617**	**1,461**

Taking into account the 5% treasury stock held by AB Volvo, the level of Renault's investment in AB Volvo stood at 21.05% for the first half of 2004.

12 - Deferred tax and liabilities and provisions

€ million	June 30, 2004	December 31, 2003
Deferred tax liabilities	221	885
Provisions for pensions and other post-retirement benefit obligations	848	861
Other provisions for risks and liabilities:	2,252	2,255
- provisions for restructuring and workforce adjustment costs	*640*	*646*
- provisions for warranty costs	*716*	*732*
- provisions for tax risks and litigation	*397*	*374*
- other	*499*	*503*
Total	**3,321**	**4,001**

CHANGES IN OTHER PROVISIONS FOR RISKS AND LIABILITIES

€ million	Provisions for restructuring costs	Provisions for warranty costs	Provisions for tax risks and litigation	Other provisions	Total
At December 31, 2003	**646**	**732**	**374**	**503**	**2,255**
Increases	47	298	79	158	582
Reversals of provisions for application	(50)	(321)	(8)	(132)	(511)
Reversals of provisions no longer required	-	-	(21)	(20)	(41)
Changes in scope of consolidation	(13)	1	-	7	(5)
Translation adjustment and other changes	10	6	(27)	(17)	(28)
At June 30, 2004	**640**	**716**	**397**	**499**	**2,252**

At June 30, 2004, other provisions for risks and liabilities include €84 million of provisions recorded in application of environmental regulations (€86 million at December 31, 2003), essentially concerning compliance costs for industrial land (principally the Boulogne-Billancourt site that the Group intends to sell) and expenses related to the new EU directive on end-of-life vehicles (note 15.2-B).

13 - Interest-bearing borrowings

A. Maturity of interest-bearing borrowings

€ million	June 30, 2004	December 31, 2004
Interest-bearing borrowings due after one year	15,628	14,819
Interest-bearing borrowings due within one year	11,939	12,024
Total excluding redeemable shares	27,567	26,843
Redeemable shares	152	339
Total	**27,719**	**27,182**

B. Changes in interest-bearing borrowings

During first-half 2004, Renault SA undertook bond issues totalling €224 million:

- a 5-year bond issue on February 26, 2004 totalling €10 million, at the variable rate of 3-month Euribor + 88 bps + cap + floor, converted by means of a swap to the variable rate of 6-month Euribor + 54 bps,
- a 5-year bond issue on April 14, 2004 totalling €10 million, at the variable rate of 3-month Euribor + 0.8%, converted by means of a swap to the variable rate of 3-month Euribor + 0.54%,
- a 3-year bond issue on April 23, 2004 totalling 10 billion yen (€77 million), at the variable rate of 3-month Libor + 0.28%, converted by means of a swap to the fixed rate of 0.7375%,
- a 3-year bond issue on April 26, 2004 totalling 2.5 billion yen (€19 million), at the fixed rate of 0.67%,
- a 5-year bond issue on April 27, 2004 totalling 1 billion yen (€8 million), at the fixed rate of 1.11%.
- a 5-year bond issue on April 27, 2004 totalling €50 million at the variable rate of 3-month Euribor + 0.45%,
- a 7-year bond issue on June 17, 2004 totalling €50 million at the variable rate of 3-month Euribor + 0.55%.

The bonds issued by Renault SA in 1994, for total nominal value of €305 million, converted to yen through a currency swap in April 2003, matured in March 2004.

The cross-currency swap undertaken to hedge Renault SA's June 2002 €1 billion bond issue was terminated in June 2004.

Operations denominated in yen were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen (note 10.D.).

RCI Banque undertook bond issues totalling €700 million during the first half of 2004:

- 5-year bond issue on February 4, 2004 totalling €300 million at 3-month Euribor + 0.375%.
- a 5-year bond issue on May 26, 2004 totalling €400 million at 3-month Euribor + 0.35%.

RCI Banque also redeemed bonds for a total of €250 million over the period.

14. Net financial indebtedness

€ million	June 30, 2004	December 31, 2003
Redeemable shares	136	324
Bonds	4,384	4,257
Other interest-bearing borrowings	3,098	3,052
Interest-bearing borrowings	7,618	7,633
Investment loans	(1,415)	(1,960)
Renault treasury shares	(519)	(521)
Other marketable securities (1)	(213)	(189)
Loans and marketable securities	(2,147)	(2,670)
Cash and cash equivalents	(4,660)	(3,215)
Net financial indebtedness	**811**	**1,748**

(1) Other marketable securities include at June 30, 2004 €131 million for shares in Ainax, a holding company which owns the Scania shares previously owned by Volvo. Volvo distributed the Ainax shares to its shareholders in June 2004.

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the automobile division only, and comprises its interest-bearing borrowings less cash and financial assets (note 1.B.).

Total trade receivables permanently assigned to non-Group banks by the automobile division amounted to €265 million at June 30, 2004 (€225 million at December 31, 2003).

CHANGE IN NET FINANCIAL INDEBTEDNESS

€ million	1st half 2004	Year 2003
Cash flow	2,365	3,150
Decrease in working capital	672	239
Investment in property, plant and equipment and intangibles, net of disposals	(1,188)	(2,533)
Acquisitions of equity investments, net of disposals	(58)	25
Change in other investments	3	(29)
Dividends paid and other transactions with shareholders	(400)	(336)
Repurchase of redeemable shares	(343)	-
Translation adjustment and other	(114)	231
Reduction in net financial indebtedness	**937**	**747**

15 - Off-balance sheet commitments and contingencies

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations) are covered by provisions. Details of off-balance sheet commitments and contingencies are provided below.

15.1. Ordinary operations

The Group's commitments specific to trade receivables permanently assigned by the automobile division are described in note 14.

Details of foreign exchange and interest rate risks, and the fair value of financial instruments, are provided in the 2003 Renault Annual Report. The Group's practices concerning financial instruments have undergone no significant changes since year-end 2003, apart from the termination of hedging operations described in note 7.

At June 30, 2004, the Group is also committed for the following amounts:

€ million	June 30, 2004	December 31, 2003
Customer guarantees and endorsements (sales financing)	73	73
Other guarantees given	641	672
Opening of confirmed credit lines for customers	1,504	1,255
Firm investment orders	941	1,032
Lease commitments	1,027	1,086
Assets pledged or mortgaged	187	174

15.2 Special operations

The principal special operations are described briefly below; further details are available in the 2003 annual report.

The Group did not enter into any significant new commitments during the first half-year of 2004.

A. Transfer of Renault Véhicules Industriels to Volvo in 2001

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the contractual terms for the transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault has established the provisions deemed necessary. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position.

B. End-of-life vehicles

Under EC directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner,

- specific progressive targets are met concerning the re-use rate for vehicle components (with priority given to recycling) and the value of reusable components.

This directive concerns vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

The Group establishes provisions in relation to this cost on a country-by-country basis, as the directive is incorporated into national laws or when the procedures for recycling operations are defined.

C. Disposal of used tyres in France

The French decree n° 2000-1563 of December 24, 2002 on the disposal of used tyres prescribes the technical and financial procedures for collection and processing of used tyres.

As the Group is not able to estimate the potential financial impact of this decree, no provision has been recorded in connection with this matter.

16 - Companies consolidated June 30, 2004

FULLY CONSOLIDATED COMPANIES

Renault Group's interest (%)		June 30, 2004	December 31, 2003
AUTOMOBILE			
Renault SAS	France	100	100
Cofiren Renault et Cie	France	-	100
GIE Technocentre	France	-	100
Mecanizacion Contable S.A. (Meconsa)	Spain	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100
Renault Espana SA and subsidiaries	Spain	100	100
Renault Group BV	Netherlands	100	100
Société de Financement des Moyens Informatiques (SOFIMIN)	France	-	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100
Vehicle engineering and manufacturing			
Auto Châssis International (ACI) Le Mans	France	100	100
Auto Châssis International (ACI) Romania	Romania	100	100
Auto Châssis International (ACI) Villeurbanne	France	100	100
Cacia	Portugal	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100
Fonderie Le Mans	France	100	100
IDVU	France	100	100
Maubeuge Construction Automobile (MCA)	France	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100
SCI Parc Industriel du Mans	France	100	100
SNC Renault Cléon	France	100	100
SNC Renault Douai	France	100	100
SNC Renault Flins	France	100	100
SNC Renault Le Mans	France	100	100
SNC Renault Sandouville	France	100	100
Société des Automobiles Alpine Renault	France	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100
Société de Transmissions Automatiques	France	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100
Société Nouvelle de Transmissions (SNT)	France	-	80
Other companies			
Arkanéo	France	100	100
Car life Siège and subsidiaries	France	100	100
France Services Rapides and subsidiary	France	100	100
SNR Group (Société Nouvelle de Roulements)	France	100	100
Grigny Ltd	United Kingdom	100	100
Renault F1 Team Ltd	United Kingdom	100	100

FULLY CONSOLIDATED COMPANIES (CONTINUED)

Renault Group's interest (%)		June 30, 2004	December 31, 2003
Sales - France			
Renault France Automobiles (RFA) and subsidiaries	France	100	100
Sales - Europe			
Renault Amsterdam	Netherlands	100	100
Renault Belgique Luxembourg	Belgium	100	100
Renault Ceska Républica	Czech Republic	100	100
Renault Croatia	Croatia	100	100
Renault Espana Comercial S.A. (RECSA) and subsidiaries	Spain	100	100
Renault Hungaria	Hungary	100	100
Renault Italia and subsidiaries	Italy	100	100
Renault Nissan Deutsche AG and subsidiaries	Germany	100	100
Renault Nissan Nederland	Netherlands	100	100
Renault Nissan Suisse SA	Switzerland	100	100
Renault Nissan Osterreich (ex-Renault Osterreich Automobilvertriebs)	Austria	100	100
Renault Polska	Poland	100	100
Renault Portuguesa	Portugal	100	100
Renault Retail Group	United Kingdom	100	100
Renault Roumanie	Romania	100	-
Renault Slovakia	Slovakia	100	100
Renault Slovénia d.o.o.	Slovenia	100	100
Renault UK	United Kingdom	100	100
Renault Vienne	Austria	100	100
International operations and Asia - Pacific			
AFM Industrie	Russia	100	-
Avtoframos	Russia	50	50
Dacia and subsidiaries	Romania	99	99
Sociedad de Fabricacion de Automotores (SOFASA)	Colombia	60	60
Oyak Renault Otomobil Fabrikalari	Turkey	52	52
Renault Algérie	Algeria	100	100
Renault Corporativo S.A. de C.V.	Mexico	100	100
Renault Maroc	Morocco	80	80
Renault Mexico	Mexico	100	100
Renault Samsung Motors	South Korea	70	70
Revoz	Slovenia	100	67
Mercosur			
Cofal	Luxembourg	77	77
Renault Argentina Group	Argentina	67	67
Renault do Brasil LTDA	Brazil	78	78
Renault do Brasil SA	Brazil	77	77

FULLY CONSOLIDATED COMPANIES (CONTINUED)

Renault Group's interest (%)		June 30, 2004	December 31, 2003
After-sales			
SODICAM 2	France	100	100
French investment financing companies			
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100
Société Immobilière d'Epone	France	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100
Holding companies and other credit institutions			
Renault Holding	Switzerland	100	100
Renault Finance	Switzerland	100	100
Société Financière et Foncière (SFF)	France	100	100
Sales financing			
Sales financing – France			
DIAC	France	100	100
Diac Location	France	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100
RCI Banque	France	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100
Sales Financing – outside France			
Accordia Espana SA	Spain	100	100
Consorcio Renault do Brasil	Brazil	100	100
Nissan Finance Ltd	United Kingdom	100	100
RCI Financial Services Belgique (ex-Overlease Belgique)	Belgium	100	100
RCI Financial Services BV	Netherlands	100	100
RCI Finanzholding GmbH	Germany	100	100
RCI Gest SCA and subsidiaries	Portugal	100	100
RCI Leasing GmbH co OHG	Germany	100	100
Refactor	Italy	100	100
Renault Autofin SA	Belgium	100	100
RCI Banque AG (ex Renault Bank)	Austria	100	100
RCI Finantare Romania	Romania	100	-
Renault Crédit SA	Switzerland	100	100
Renault Crédit Polska	Poland	100	100
Renault Financiaciones	Spain	100	100
RNC (ex-Accordia)	Italy	100	100

FULLY CONSOLIDATED COMPANIES (CONTINUED)

Renault Group's interest (%)		June 30, 2004	December 31, 2003
Holding companies and other credit institutions			
Renault Acceptance BV	Netherlands	-	100
Renault Acceptance GmbH	Germany	100	100
Renault Acceptance Ltd	United Kingdom	100	100
Service companies			
Artida	Spain	100	100
Overlease Espagne	Spain	100	100
RCI Gest Seguros	Portugal	100	100
RCI Versicherungs Service GmbH	Germany	100	100
Réalisation, Etudes, Courtage et Assurances	France	100	100
Renault do Brasil S/A Corr. de Seguros	Brazil	99	99
Renault Services SA	Belgium	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100

PROPORTIONATELY CONSOLIDATED COMPANIES

Renault Group's interest (%)		June 30, 2004	December 31, 2003
Automobile			
Vehicle engineering and manufacturing			
Française de Mécanique	France	50	50
GIE TA 96	France	50	50
Sales financing			
CFI Renault do Brasil	Brazil	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60
RCI Leasing Romania	Romania	50	-
Renault Crédit Car	Belgium	50	50
Renault Financial Services Ltd (RFS)	United Kingdom	50	50
Rombo Compania Financiera	Argentina	60	60
Sygma Finance	France	50	50
Overlease italie	Italy	49	49

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Renault Group's interest (%)		June 30, 2004	December 31, 2003
Automobile			
AB Volvo Group	Sweden	21	21
Nissan Motor Group	Japan	44,4	44,4
Teksid Group	Italy	-	19
Mais	Turkey	49	49

AUDITORS' REVIEW REPORT ON THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1st to June 30, 2004

"This is a free translation into English of the original statutory auditors' review report on the half-year condensed consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards."

In accordance with our appointment as auditors and pursuant to Article L.232-7 of French Company Act (Code de Commerce) we have :

- reviewed the accompanying half-year condensed consolidated financial statements of Renault SA for the six-month period ended June 30, 2004,
- verified the information provided in the half-year Group management's report.

The half-year condensed consolidated financial statements are the responsibility of the Board of Directors. Our role is to issue a report on these financial statements based on our review.

Except as mentioned in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the half-year condensed consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of Group management and knowledgeable personnel or information that we deemed necessary.

The half-year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half-year condensed consolidated financial statements of Renault SA, were not reviewed by AB Volvo auditors in the absence of requirement for such interim financial review in Sweden. A qualification of our auditors' review report on the half-year condensed consolidated financial statements for the period from January 1st to June 30, 2003 issued July 24, 2003 was made for the same reason.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half-year condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in France do not give a true and fair view, in all material respects, of the results of its operations and the financial position of the Group for the six month period then ended..

We have also verified the information contained in the half-year Group management's report on the half-year condensed consolidated financial statements submitted to our review in accordance with professional standards applicable in France.

Except for any potential effects of the matter described above, we have no comment to make as to the consistency with the half year condensed consolidated financial statements and the fairness of the information contained in the half year management report.

Neuilly and Courbevoie, July 27 2004

French original signed by the Auditors

Deloitte Touche Tohmatsu	Ernst & Young Audit	
A. Raimi	J.F. Bélorgey	D. Mary-Dauphin

3.1. Compulsory application of IFRS for consolidated financial statements published from 2005

The Renault Group is due to apply the regulation adopted in July 2002 by the European Parliament and European Council, which made application of IFRS (International Financial Reporting Standards) compulsory for consolidated financial statements published by listed European companies. This new obligation comes into force for financial years beginning on or after January 1, 2005. The Group is currently making the relevant preparations and will publish consolidated financial statements under IFRS starting with the interim consolidated financial statements for the first half-year of 2005.

To ensure comparability of financial information published by the Group, the figures for 2004 will be restated at that time in accordance with the same accounting policies.

The Group will consider January 1, 2004 as the date of first application of the new standards, including IAS 39 on financial instruments. There are currently no plans for early application of draft standards that have not yet been officially approved.

3.2. Favourable environment for the Renault Group's transition to the new standards

3.2.1. Pre-transition accounting policies largely in line with IAS

Although it publishes its financial statements in accordance with French accounting regulations, Renault has always referred to IAS (International Accounting Standards) in defining its accounting policies and valuation methods. As a result, the Group has used all the preferential methods allowed by France's *Conseil National de la Comptabilité*, and the outstanding differences as regards IAS/IFRS mainly arise from incompatibility of IAS with French regulations, revisions of existing standards and recently issued international standards (IFRS 1 to 5).

The major differences highlighted in the notes to the financial statements for 2003 thus concerned:

- the standard on financial instruments (IAS 39),

- the treatment of treasury shares.

3.2.2. Consistent, largely centralised two-division organisation

The Group comprises two divisions (automobile and sales financing) with largely centralised accounting and operational processes. The automobile division's process centralisation is facilitated in Europe by the standardisation of industrial procedures under the Renault Production System, and integrated sales operations. This centralisation does not always concern the Group's non-European entities, which have a greater degree of autonomy.

Cash management is also centralised within each division, such that there are two comparable platforms for policy planning and decision-making.

3.2.3. Integrated reporting system

Renault has a widely integrated information system for accounting and management reporting (financial and operational indicators), consisting principally of the Group's consolidation system and upstream systems.

The consolidation system is organised as follows:

- The Carat consolidation package has been used in a uniform manner by all the Group's consolidated entities for several years.

- Adjustments for compliance with Group accounting policies are entered locally by the subsidiaries, and as a result the required reporting procedures are highly consistent.

- The system is used not only by accounting teams, but also by management control bodies in the various entities, which use it for all reporting phases (actual, budget, revised forecast).

The upstream systems are gradually being developed around SAP's ERP (Entreprise Resource Planning) system, now installed in most of Renault's European companies, as part of an ongoing programme. Apart from the single accounting language this software imposes, the system can manage several sets of standards, and is thus able to handle both local practices and the group's treatment (IAS/IFRS) of the transactions recorded. It also fosters process simplification, increasing interrelatedness and consistency.

3.3. Renault's IFRS project

Despite the existing favourable context as described above, specific preparations for full adoption of IFRS by the Group have been necessary for several reasons:

- the essentially retrospective nature of IFRS 1,

- IAS 39 on financial instruments, which Renault could not apply for the reasons mentioned above,

- changes resulting from the IAS "improvements" project,

- the current discussions on interpretation of the standards.

The Group consequently set up a dedicated project in 2003, headed by the Central Accounting Department.

3.3.1. Organisation based on the Group's divisional organisation

Due to the specific nature of the sales financing division, special working parties were formed as part of an autonomous sub-project to examine issues specific to the division's business. Meanwhile, the working parties for the automobile division analysed

both specific themes and themes common to the group as a whole.

3.3.2. Project management

The whole project is overseen by a project team, which, having defined a framework for implementation of IFRS, ensures that deadlines are respected, settles issues related to work organisation and is in charge of coordination between the working parties examining particular themes. A Steering Committee, reporting to the Group's Head of Management Control and presided by the Central Accounting Department, reviews the conclusions of the various working parties and draws up recommendations for presentation to General Management. The Statutory Auditors are also closely involved in the project.

3.3.3. Project structure

The project operates mainly through working parties focusing on particular themes. Their principal function is to:

- perform a detailed analysis of Group practices in the light of IAS/IFRS standards and interpretations,
- identify points of divergence,
- estimate the possible impact of these points of divergence and the options available,
- prepare reports for presentation to the Steering Committee.

Experts work with these working parties, particularly representatives of the Information Systems, Management Control Departments and certain operational departments, for instance option valuation specialists for application of IFRS 2, "Share-based payments", or real estate specialists for the valuation of land and investments included in industrial assets.

Apart from the working parties examinations of themes identified as potential-impact issues for Renault, an overall review is taking place of both IAS/IFRS standards, and the group's accounting policy handbook.

3.3.4. Extension to consolidated entities

Given the organization previously described, in view of the adoption of all IFRS from 2005 at the latest, emphasis has been placed on analysis initially in a core group of companies, to be followed by gradual introduction of the new procedures into the subsidiaries throughout 2004. The impact of application of the new standards will have little impact on the systems.

The impact of Renault's adoption of IFRS on the information systems will be limited. However, some of these systems will be adapted when necessary in subsidiaries, particularly in the RCI subgroup, due to the application of standards concerning financial instruments.

The implementation of the project will be backed up by training courses and procedure updates as appropriate.

3.3.5. Specific case: investments in associated companies

The Renault-Nissan Alliance, and the Group's strategic 20% investment in Volvo, place Renault in an unusual position as regards the complete transition to IAS/IFRS. Both Nissan and Volvo are listed on their own markets and are not controlled by Renault.

Nissan

Nissan publishes its consolidated financial statements in accordance with Japanese accounting standards (JGAAP) annually at March 31.

Since entering into the Alliance with Renault, Nissan has undertaken to supply financial data according to Renault Group accounting principles. Starting with the accounts at December 31, 2004, the Nissan figures included in Renault's consolidated financial statements will correspond to the same financial year (January 1 – December 31). Both operating and balance sheet data will comply with IFRS from 2005.

Volvo

As a European group, the Swedish Volvo Group is subject to the same obligations in the same timescale as Renault. However, since Volvo Group businesses (trucks, public works vehicles, engines, marine engines, aeronautics, financial services, etc) are different from those of Renault, specific treatment will be continued for certain matters.

3.3.6. Timetable

The timetable concerns both internal and external events:

July 2004
Selection of options

October/November 2004
Preparation of opening balance sheet at January 1, 2004

By the end of 2004
Specific information on the impact of the first full application of IAS/IFRS for the 2004 financial statements

February 2005
Establishment and publication under IAS/IFRS of the closing balance sheet at December 31, 2004, the statement of cash flows and the income statement for 2004.

July 2005
Publication of the financial statements at June 30, 2005 with pro forma figures at June 30, 2004 under IAS/IFRS

3.4. AREAS OF DIVERGENCE

Renault has always sought conformity with International Accounting Standards insofar as they were compatible with French regulations. The following points are all under consideration by working parties and are the focus for most of Renault's analyses under the project. The principal potential impacts identified are as follows:

3.4.1. IFRS 1 – measures for the first application of international standards.

All the impacts of application of IFRS 1 will be recognised via adjustments to shareholders' equity at January 1, 2004.

Development expenses

IAS 38 requires capitalization of development expenses relating to specific projects: for a company like Renault, this mainly concerns automobile projects. The capitalized expenses are then amortized over the duration of the relevant project.

The Group began to apply IAS 38 in advance from 2002, as required by the transitional measures defined in the standard.

IFRS 1 requires retrospective application of IAS/IFRS as of the transition date, January 1, 2004. All development expenses concerned by IAS 38 and charged to expenses prior to January 1, 2002 will therefore be capitalized, as most of the necessary information was available and is deemed sufficiently reliable.

They will be stated at a value that takes into account the amortization that would have been recorded at January 1, 2004.

The operating margin will be affected until the residual amortization period for these capitalized expenses has ended.

Revaluation of assets

IFRS 1 allows revaluation of assets to fair value at the transition date.

This option is currently under examination by a working party.

Actuarial gains and losses: "resetting to zero"

The Group has applied revised standard **IAS 19** on employee benefits since 1999. Accordingly, Renault establishes provisions to cover the relevant commitments, the most significant being retirement benefits for French employees and holiday pay. To limit provision volatility due to changes over time in the parameters (mostly external to the company's activity) used to calculate the provisions, IAS 19 allows companies to recognize actuarial variances only when they exceed a certain amount. This is known as the "corridor" rule.

IFRS 1 allows actuarial gains and losses not yet recognized in application of the "corridor" rule to be included in provisions, with a corresponding adjustment to shareholders' equity.

The Group has decided to apply this option. Any subsequent actuarial gains and losses will continue to be recognized in accordance with the corridor rule, as allowed by IAS 19.

Cumulative translation differences: "resetting to zero"

IFRS 1 allows companies to "reset to zero" cumulative translation differences arising from changes in shareholders' equity for businesses located in foreign countries.

The Group intends to apply this option. There will be no impact on shareholders' equity at January 1, 2004, which already includes translation adjustments, nor on future income, unless a business is sold in a foreign country. In this case, the resulting gain or loss included in income will be recorded without taking into account translation adjustments generated prior to the transition date.

Business combinations

Since Renault has applied the purchase method to all its business combinations, the option of not restating retrospectively is irrelevant.

3.4.2. IFRS 2 – share-based payment

Application of IFRS 2 will result in a change in the way stock option plans attributed by the Group to its employees are recorded: the value of the plans, considered as complementary remuneration, will be charged to expenses. Only plans issued after November 7, 2002 for which rights are not yet vested at January 1, 2005 will be restated; only one Renault plan is currently concerned, the September 2003 plan.

Application of this standard will have an impact on the 2004 net income restated to IFRS, and on future income, as rights become vested. There will be no impact on the total shareholders' equity in the opening balance sheet under IFRS.

3.4.3. IFRS 3 – business combinations

As explained above, business combinations prior to January 1, 2004 will not be restated retrospectively for compliance with IFRS 3. However, in accordance with this standard, Renault will no longer amortize goodwill on acquisition as of January 1, 2004.

Negative goodwill will be charged to equity in the opening balance sheet at that date.

Consequently, goodwill on acquisition will be subject to a systematic annual impairment test, as described in revised standard IAS 36.

3.4.4. IFRS 4 and 5

IFRS 4 on insurance contracts, and IFRS 5 on non-current assets held for sale and discontinued operations are not expected to have any significant impact for Renault, given the nature of the Group's operations.

3.4.5. IAS 39 on financial instruments

Since 2001, the Group has been preparing for the new regulations concerning recognition of financial instruments. It regularly monitors identified restatements using non-accounting indicators. Previously most such restatements were disclosed in the notes to the financial statements.

For 2004, work has focused particularly on updating the identified restatements following publication of standards IAS 39 after revision in December 2003.

Adoption of revised IAS 39 will have more of an impact on the consolidated financial statements of the sales financing division, due to its nature. The main impacts, which will also be reflected in the Renault consolidated financial statements, concern the following points:

- for financing contracts, distribution costs must be recognized such that the interest rate remains constant over the duration of the contract,
- the accounting treatment of interest rate hedging transactions,
- the equity impact of revisions of provisions forrecoverable sales financing receivables, for which revised IAS 39 has redefined the triggering events and measurement methods.

In the automobile division, the main impacts identified concern redeemable shares carried at fair value, and to a lesser extent, non-recurring operations initiated by Renault sas and Renault SA to hedge foreign exchange and interest rate risks.

3.4.6. Revised IAS 32 - Treasury shares

As mentioned above, the treatment of treasury shares held for the purposes of stock option plans awarded to Group executives and managers will be changed. In compliance with French accounting regulations, these shares were previously included in "marketable securities". Under IASB regulations, they must be recorded in shareholders' equity and deducted from the average number of shares used for the determination of earnings per share.

3.4.7. The IASB "improvements" project

Several standards were amended in late 2003 as part of the IASB "improvements" project. Analysis of the consequences of these amendments is focusing mainly on the matters described below. These reviews are not yet finalized.

- **IAS 16** on property, plant and equipment

  IAS 16 now requires all companies to allocate the total cost of an asset between its various components when they have different useful lives. The analyses carried out by Renault mainly concern the adaptation of the new "component" concept to the specific case of complex facilities, and also, for the useful lives of industrial assets, identification of circumstances justifying a break with the traditional average depreciation periods used to date.

  The Group does not currently expect these amendments to have a significant impact on its consolidated financial statements, particularly in view of its current practice of accelerating depreciation when a scheduled production programme is discontinued.

- **Presentation of the financial statements**

  In view of the compulsory separate presentation of current and non-current assets and liabilities in the balance sheet, the Group is carrying out an in-depth review of its balance sheet format.

Alliance Financial Indicators

The purpose of the financial data in this section is two-fold: to broadly quantify the economic significance of the Renault-Nissan Alliance by means of key performance indicators and to make it easier to compare the assets and liabilities of the two groups.

The originality of the Alliance means, among other things, that Renault's and Nissan's assets and liabilities cannot be combined. Accordingly, the data are not presented in accordance with generally accepted accounting principles for consolidated financial statements and are not submitted for auditor's review.

The information is based on the latest consolidated figures released by both groups, that is to say the consolidated financial statements at June 30, 2004 for Renault and at March 31, 2004 for Nissan. Nissan's accounts were restated before being converted to euro.

4.1. Key performance indicators

Revenues

in millions of euros	**Renault**	**Nissan**[1]	Intercompany elimination	**Alliance**
Financial half-year ending	June 30, 2004	March 31, 2004		
Sales of goods and services	19,771	27,402	(834)	46,339
Income from sales financing operations	990	1,377	-	2,367
Total revenues	**20,761**	**28,779**	**(834)**	**48,706**

(1) Converted at the average six-month yen/euro exchange rate

The Alliance's intercompany business consists mainly of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their annual value is estimated on the basis of Renault's financial half-year.

Furthermore, presentation adjustments have been made to Nissan's revenues to make the data consistent across both groups. Revenues are presented net of rebates. Sales with buy-back commitments have been restated as rentals.

Operating margin

The Alliance operating margin covers the financial half-year ending on June 30, 2004 for Renault and March 31, 2004 for Nissan and is presented with the impact of IAS 38 included.

In millions of euros

Renault	1,275
Nissan [1]	3,353
Alliance [2]	**4,628**

(1) Converted at the average six-month yen/euro exchange rate

(2) Intercompany transactions impacting the operating margin are minor and have not therefore been eliminated.

For the Alliance, operating margin is equivalent to 9.5% of revenues.

For Nissan, the methods used to evaluate operating margin are identical to those used to prepare Renault's financial statements, after restatement for harmonization of accounting standards and for fair-value measurements made by Renault for acquisitions made in 1999 and 2002.

Furthermore, reclassifications have been made where necessary to harmonize information with the presentation of intermediate totals published by Nissan under Japanese GAAP.

4.2. Summary balance sheets of Renault and Nissan

Renault at June 30, 2004

In millions of euros

Intangible assets	1,659	Shareholders' equity	14,516
Tangible assets	10,190	Minorities	382
Equity method securities (ex Alliance)	1,602	Deferred tax liabilities	221
Deferred tax assets	586	Provisions for pensions and related items	848
Inventories	5,367	Interest-bearing debt, o/w	27,719
Sales financing receivables	20,507	*- Automobile*	*6,898*
Automobile receivables	2,324	*- Sales financing*	*20,821*
Other assets	4,782	Other borrowings	16,814
Cash	5,697		
Total assets ex Nissan securities	**52,714**		
Nissan securities accounted for by the equity method	7,786		
Total assets	**60,500**	**Total liabilities**	**60,500**

Nissan at March 31, 2004

In millions of euros

Intangible assets	2,712	Shareholders' equity	17,992
Tangible assets	29,852	Minorities	1,117
Equity method securities (ex Alliance)	565	Deferred tax liabilities	2,324
Deferred tax assets	1,056	Provisions for pensions and related items	5,626
Inventories	4,663	Interest-bearing debt, o/w	25,232
Sales financing receivables	17,157	*- Automobile*	*2,374*
Automobile receivables	3,956	*- Sales financing*	*22,858*
Other assets	5,521	Other borrowings	16,121
Cash	1,448		
Total assets ex Renault securities	**66,930**		
Nissan securities accounted for by the equity method	1,482		
Total assets	**68,412**	**Total liabilities**	**68,412**

Nissan's yen-denominated data have been converted to euro at the closing rate on March 31, 2004 of EUR 1 = JPY 127.0

For Nissan, asset and liability valuations take account of restatement for harmonization of accounting standards and for fair-value measurements made by Renault for acquisitions made in 1999 and 2002, i.e. revaluation of land and industrial assets, capitalization of development expenses, and retirement-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups. This applies, in particular, to the presentation as loans and marketable securities of treasury shares held by Nissan to cover stock option plans for its staff. These are deducted from shareholders' equity in the financial statements published by Nissan under Japanese GAAP.

Nissan's restated balance sheet at March 31, 2004 includes the securitized items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Notes

RENAULT

Investor Relations Department - Accounting Department
27-33, quai Le Gallo - 92512 Boulogne-Billancourt Cedex - France - Tel. : +33 (0)1 41 04 04 04
http://www.renault.com



2004 First half Results

RENAULT



Key highlights – 1st half 2004

- Group revenues up 11.6 %
- Group operating margin at 6.1%, and pre-tax income up 50%
- Automotive net debt reduced by almost € 1bn



Renault group worldwide sales

Passenger cars and light commercial vehicles – Thousands of units



Renault
Renault Samsung Motors
Dacia
+ 2.4 %
954
977
+ 21.2 %
272
330
+ 6.6 %
1,226
1,307
H1 2003
H1 2004
Western Europe
Outside Western Europe
Total worldwide


Continued improvement of sales outside Western Europe
1st half 2004
Sales outside Western Europe : + 21.2 %
Δ H1 2004 / H1 2003 in units (PC + LCV)
+ 5,500
+ 39,900
+ 1,600
+ 19,100
+ 10,700
- 19,100
+ 15.0%
+ 263.6 %
+ 2.9 %
+ 26.2 %
Mercosur
Turkey
Central Europe
Rest of the world
Dacia
Samsung
Renault : + 36.4 %
+ 34.2 %
- 32.1 %
3


A continued increase in % of sales outside Western Europe
% of unit sales outside Western Europe – Renault Group
26
24
22
20
18
16
14
12
17.7 %
19.9 %
20.4 %
22.2 %
25.2 %
H1 2000
H1 2001
H1 2002
H1 2003
H1 2004
4



Renault Group – Revenues by division

In millions of euros

	1st half 2003*	1st half 2004	Change (%)
Automobile	17,609	19,708	+ 11.9
Sales financing	989	1,053	+ 6.5
TOTAL	**18,598**	**20,761**	**+ 11.6**

* 2003 data has been restated on a consistent basis

5



Automobile division - Evolution of revenues 1st half 2004 / 1st half 2003

Contribution to the change in revenues

Change : + 11.9 %



+ 2.0
+ 4.8
0
+ 0.6
+ 4.0
+ 0.4
-0.4
+ 0.5
Volume
Mix/price
Currencies
Other Network Activity
Volume
Mix/price
Currencies
+ 7.4
Europe
+ 4.0
International
+ 0.5
Others

6



A continued improvement in operating margin

In millions of euros
In % of revenues



6.1 %
1,275
4.3 %
3.2 %
814
588
1,054
636
399
189
178
221
1st half 2003
2nd half 2003
1st half 2004
Automobile division
Sales financing division

7



Renault Group – Evolution of operating margin

Contribution to the change in operating margin

In millions of euros

Change 1st half 2004 / 1st half 2003 : + 687 M€



+ 50
Volume Europe
+ 210
Mix/price Europe
- 8
Currencies Europe
+ 261
Purchasing
+ 83
Guarantee
+ 10
Industrial expenses
- 104
R&D, SG&A
12
IAS 38
+ 179
Interna-tional
+ 32
Sales Financing division
- 38
Others

8



IAS 38 impact on operating margin

In millions of euros

	1st half 2003	1st half 2004
Expenses capitalized	302	353
- depreciation	- 31	- 71
- impact on employee profit sharing scheme	- 17	- 16
TOTAL IAS 38 impact	**254**	**266**
In % of revenues	*1.4*	*1.3*

34.6 % of R&D expenses capitalized (vs. 34.0 % in 1st half 2003)

9



Renault Group – Other operating income and expenses

In millions of euros

	1st half 2003	1st half 2004
Restructuring charges	- 54	**- 92**
of which extension and update of CASA scheme in France		*- 66*
Capital gain on sale of equity investments	17	**2**
Extraordinary expenses	- 105	**-1**
of which Avantime	*- 49*	*-*
of which provision for additional vacation entitlement	*- 62*	*-*
Others	- 28	**21**
of which capital gains on sale of Real Estate		*33*
TOTAL other operating income & expenses	**- 170**	**- 70**

10



Renault Group –
Net financial income

In millions of euros	1st half 2003	1st half 2004
Net financial result (excl. Redeemable shares)	- 34	+ 39
of which impact of unwinding part of Yen hedging		*+ 64*
Redeemable shares purchase impact	-	- 343
TOTAL NET FINANCIAL INCOME	**- 34**	**- 304**

11



Renault Group –
Associated net income

In millions of euros	1st half 2003	1st half 2004
Nissan	859	939
Result (by equity method)	*883*	*959*
Goodwill	*- 24*	*- 20*
Volvo	91	124
Result (by equity method)	*79*	*111*
Badwill	*12*	*13*
Others	- 14	19
TOTAL	**936**	**1,082**

12



Renault Group – Consolidated income statement

In millions of euros

	1st half 2003	1st half 2004
Revenues	18,653	20,761
Operating margin	588	1 275
Other operating income and expenses	- 170	- 70
Net financial income	- 34	- 304
Associated net income	936	1,082
Pre-tax income	1,320	1,983
Current and deferred tax	- 129	- 423
Renault net income	**1,177**	**1,513**

13



Net financial debt evolution in 1st half 2004

Automobile division - in millions of euros



2,365
375
Dividends received
Cash flow
- 835
Net tangible and intangible investments excl. IAS 38
- 353
Development expenses capitalized
672
Change in WCR
- 418
Dividends paid
- 50
Currency conversions
- 343
Redeemable shares purchase
- 101
Others
1,280
Excl. redeemable shares purchase
937
Net debt reduction

14

Net financial debt and shareholders' equity



In millions of euros
in % of shareholders' equity


Automobile division – Net financial debt
Shareholders' equity
13,591
14,516
1,748
12.9%
811
5.6 %
At 31/12/03
At 30/06/04

15

Very satisfactory results



- The success of our vehicles and in particular, the Mégane range
- Increasing quantifiable results of the Alliance
- Acceleration of our international development

16



Markets in 2004

Forecasts confirmed

- Slight improvement in Europe around 1 to 2 %
- A more buoyant growth in international markets

17



Mégane - Best selling car in Europe



1,000,000 Mégane produced in 20 months

18



Mégane - a success shared by all models

Segment market share by models (in %)



25
20
15
10
5
0
15.0 %
23.4 %
24.1 %
21.5%
13.1%
9.7%
1st
1st
1st
2nd
3rd
4th
Mégane Family
Compact MPV
Saloon 4 door
Coupe-cabriolet
Estate
3 & 5 door hatchback

Number of competitors	92	16	23	12	11	30



Mégane II - a fabulous success on the horizon for the program

M1 Renault market share in Western Europe



6 %
5%
4 %
3 %
2 %
1%
0 %
5 doorhatch
Estate
3 doorhatch
4 doorsaloon
Coupé-cabriolet
MPVCompact
4.9 %
3.2% for Mégane I + 0.3% for Mégane II in 2002
1.7% en 95
(fin de vie R19)
86 87 88 89 90 91 92 93 94 95 96 97 98 99 '00 '01 '02 '03 '04



Continuous product renewal (PC – Western Europe)



2003
2004
2008
A
B
C
D
E
Twingo
Clio
Modus
Kangoo PC
Mégane Hatch
Hatch phase II
Scénic 5 seats
Scénic 7 seats
Scénic 5 seats phase II
Scénic 7 seats phase II
Mégane Estate
Mégane Coupé-Cab
Mégane Saloon
Estate phase II
Coupé-Cab phase II
Saloon phase II
4x4
Laguna phase II
Laguna
Laguna Estate
Espace phase II
Vel Satis phase II

21



Renault - Number 1 in safety

6 vehicles with 5* in EURO NCAP crash-tests

Annual surveys by country :
Top brands cited for the highest safety standards



% of respondants that cited Renault
50
40
30
20
10
0
2001
2002
2003
2004
Renault is :
UK
2nd brand
France
3rd brand
Spain
5th brand
Germany
7th brand

Source : Survey "Best car 2004" – Motor Press Group

22


Quality indicator –
October 2002 production
N° of warranty cases over first 3 months – PC+LCV for 13 countries – October 2002 production
Vehicle (average all versions)
Worst version
Vehicles off-road
(n° of cases per 1000)
Incidents of all types
(n° of cases per 1000)
23


Quality indicator –
October 2003 production
N° of warranty cases over first 3 months – PC+LCV for 13 countries – October 2003 production
Vehicle (average all versions)
Worst version
Vehicles off-road
(n° of cases per 1000)
Incidents of all types
(n° of cases per 1000)
24

Platform B – Modus



25

Renault Nissan Purchasing Organization – Strong potential for synergies


Savings generated by Alliance synergies
Time
Phase 1
30% of
purchasing
Phase 2
43% of
purchasing
Phase 3
70% of
purchasing

26



Renault-Nissan Alliance - Common engines



M1G
2 l. petrol



M1D
2 l. diesel

27



Dacia - Logan



28



Renault Samsung



SM3

SM5



SM5

29



Turkey –
A highly flexible production base



Produced & sold locally
Produced for export
Turkish market
Renault production (in units)
Market (in K units)
120 000
100 000
80 000
60 000
40 000
20 000
0
700
600
500
400
300
200
100
0
2000
2001
2002
2003
H1 2004

30



Conclusion

Upgrading objectives

- Group operating margin of around 5.5% of revenues for the full year
- Increased net income

31

Exhibit H.3.

RENAULT

PRESS RELEASE	FOR IMMEDIATE RELEASE	July 28, 2004

In first-half 2004,

Renault reports operating margin of 6.1% and pre-tax income up by 50%

- **Bolstered by the success of its product range and international sales growth, Renault's revenues rose by 11.6% compared with first-half 2003.**
- **Operating margin more than doubled compared with first-half 2003, exceeding 6% of revenues. Renault's net income grew by 28.5% to €1,513 million.**
- **The Automobile Division's net financial indebtedness was reduced by almost €1 billion.**

Total worldwide sales of passenger cars and light commercial vehicles by the Renault group, including Dacia and Renault Samsung Motors, rose by 6.6% to 1,306,933 vehicles, compared with 1,226,471 in first-half 2003.

In Western Europe, with sales up by 2.4%, Renault confirmed its position as number-one Car + LCV brand, with market share of 10.9%, number-one car brand (10.45%) and number one LCV brand (15.2%). This performance was achieved thanks to the success of its models, particularly the Mégane range (+24.9%), Espace IV (+30.5%) and the three light commercial vehicles, Kangoo, Trafic and Master (+11.7%).

Outside Western Europe, Group sales totaled 329,816 units, up 21.2% compared with first-half 2003. Apart from in Korea, where a difficult economic environment continues to prevail, the Group made strong progress in other regions of the world, particularly in Turkey (+264%), which recorded exceptional growth, and in the Middle East/Africa (+35%). Dacia's sales rose by 34.2%, on the back of the success of Solenza and export growth.

Revenues totaled €20,761 million, up 11.6% on first-half 2003, on a consistent basis.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

The Automobile Division's contribution to revenues rose 11.9% to €19,708 million, on a consistent basis. In Europe, the trend initiated in second-half 2003 intensified, with a higher volume effect and a sharp increase in the model/price mix effect on new vehicles, mainly due to the success of the Mégane range, rounded out with the 7-seater Scénic in first-half 2004, as well as Espace IV and our light commercial vehicle line-up. Revenues were also boosted by continued international growth.

The **Sales Financing Division** made a €1,053 million contribution, up 6.5% on first-half 2003, on a consistent basis.

Operating margin above 6% of revenues

Group **operating margin**, which has been steadily increasing over the past three half-year periods, reached €1,275 million, more than double the figure for first-half 2003. It accounted for 6.1% of revenues compared with 3.2% in first-half 2003.

The Automobile Division generated operating margin of €1,054 million, or 5.3% of revenues, compared with 2.3% in first-half 2003.
Europe made a significant contribution, benefiting from the improvement in the model mix across the Mégane II range, Espace IV and the LCV line-up, backed by further reductions in purchasing, warranty and production costs. The contribution of international growth to operating margin rose significantly, with a major share contributed notably by Turkey, which reported exceptionally buoyant growth in first-half 2004.

The Sales Financing Division generated margin of €221 million, or 21% of its revenues, compared with 19.2% in first-half 2003, confirming its dynamic sales policy and strict cost and risk management.

Other operating income and expenses showed a charge of €70 million, compared with a €170 million charge in first-half 2003. This result includes restructuring costs of €92 million, mainly related to early retirement schemes in France and Spain. It also includes capital gains on the sale of buildings and land.

Operating income totaled €1,205 million, compared with €418 million in first-half 2003.

The **net balance on the financing account**, excluding the impact of the cash tender offer for redeemable shares in March 2004, was net income of €39 million, a €73 million improvement on first-half 2003. The purchase of 60% of the redeemable shares in circulation had a negative impact of €343 million on the financing account balance, owing to the difference between the shares' purchase value and their historic value.

Renault's share in the net income of **companies accounted for by the equity method** increased to €1,082 million from €936 million in first-half 2003. Renault benefited from the 9.3% increase in Nissan's contribution to its first-half results which came to €939 million. The equity-accounted contribution of AB Volvo was a positive €124 million.

As a result, **Group pre-tax income** totaled €1,983 million, a 50.2% increase on first-half 2003.

In first-half 2004, **current and deferred taxes** amounted to a net charge of €423 million, compared with a net charge of €129 million in first-half 2003.

After recognizing this tax charge and minority interests, **Renault's net income** came to €1,513 million, compared with €1,177 million in first-half 2003, an increase of 28.5%.

Continuous reinforcement of the balance-sheet structure

At end-June 2004 **shareholders' equity** amounted to €14,516 million, a €925 million increase on December 31, 2003, despite a negative €231 million impact related to exchange rates. **Net financial indebtedness** of the Automobile Division was reduced considerably by €937 million to €811 million at June 30. Excluding the impact from the purchase of redeemable shares, indebtedness was reduced by €1,280 million. This reduction was achieved through a net increase in operating income, with cash flow up €795 million on first-half 2003 to €2,365 million, and from a decrease in net working capital requirements, partly attributable to a seasonal effect. Strict control over investment at the Automobile Division, combined with a seasonal payment effect, brought investment expense down to 4.2% of revenues, before IAS 38, from 5.3% in first-half 2003.

Through the combined effect of a decrease in indebtedness and a rise in shareholders' equity, **debt** amounted to 5.6% of shareholders' equity at June 30, 2004, a 7.3 point reduction on December 31, 2003.

Outlook for 2004

The second half of 2004, which marks the start of the renewal phase of Renault's entry level range with the launch of Modus, will build on the strength of the excellent results recorded in the first half.
For 2004, in a European market up 1 to 2%, Renault is revising its **objectives upwards** and anticipates a group operating margin of around 5.5% of revenues, based on current exchange rates. This is one percentage point higher than the indication given at the start of the year. The expected increase in net income will progress accordingly.

*

CONTACT
Renault Press: Anne-Emmanuelle Dognon-Remy, + 33 1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

Renault group consolidated revenues by division and half-year period

€ million	H1 2004	H1 2003 (restated)*	H1 2003 (published)	% change 2004/2003 restated
Automobile	19,708	17,609	17,668	11.9%
Sales Financing	1,053	989	985	6.5%
Total	**20,761**	**18,598**	**18,653**	**11.6%**

*Restated on a basis consistent with 2003

Renault consolidated results by half-year period

€ million	H1 2004	H1 2003
Operating margin	1,275	588
Operating income	1,205	418
Net financial income (expense)	(304)*	(34)
Share in net income of companies accounted for by the equity method	1,082	936
Group pre-tax income	1,983	1,320
Current and deferred taxes	(423)	(129)
Group net income	1,560	1,191
Minority interests	(47)	(14)
Renault net income	**1,513**	**1,177**
Earnings per share	€5.69	€4.43

* including financial expense of €343 million for the purchase of redeemable shares.

Operating margin by division and half-year period

€ million	H1 2004	H1 2003	Change %
Automobile Division	1,054	399	*+164%*
Sales Financing Division	221	189	*17%*
Total *As a % of revenues*	**1,275** **6.1%**	**588** ***3.2%***	***+117%***

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
05/10/2004	

(1) EOGM - Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2004	4- 12/31/2003
1	TOTAL ASSETS	900,163	883,660
1.01	CURRENT ASSETS	13,027	19,680
1.01.01	AVAILABILITIES	8,705	6,153
1.01.01.01	CASH AND CASH EQUIVALENTS	14	6
1.01.01.02	INTEREST EARNING BANK DEPOSITS	8,691	6,147
1.01.02	DEBTORS	4,200	13,348
1.01.02.01	DIVIDENDS RECEIVABLE	0	9,121
1.01.02.02	RECOVERABLE TAXES	4,188	4,217
1.01.02.03	OTHER DEBTORS	12	10
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	122	179
1.01.04.01	PREPAID EXPENSES	122	179
1.02	LONG TERM ASSETS	32,612	26,725
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.02	LOANS WITH RELATED COMPANIES	32,612	26,725
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	32,612	26,725
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.03	PERMANENT ASSETS	854,524	837,255
1.03.01	INVESTMENTS	853,915	836,618
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	848,739	831,275
1.03.01.02.01	SUZANO QUÍMICA LTDA.	694,268	678,845
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	154,471	152,430
1.03.01.03	OTHER INVESTMENTS	5,176	5,343
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,176	5,343
1.03.02	PROPERTY,PLANT AND EQUIPMENT	609	637
1.03.02.01	OTHER ASSETS	609	637
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2004	4- 12/31/2003
2	TOTAL LIABILITIES	900,163	883,660
2.01	CURRENT LIABILITIES	14,693	14,622
2.01.01	LOANS AND FINANCINGS	6,214	6,505
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	362	69
2.01.04.01	TAXES PAYABLE	362	69
2.01.05	DIVIDENDS PAYABLE	7,061	7,061
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	1,056	987
2.01.08.01	REMUNERATION AND PAYROLL TAXES	616	235
2.01.08.02	ACCOUNTS PAYABLE	440	752
2.02	LONG TERM LIABILITIES	9,195	12,215
2.02.01	LOANS AND FINANCINGS	9,195	12,215
2.02.01.01	LOANS AND FINANCINGS	9,195	12,215
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	876,275	856,823
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,513	2,513
2.05.04	REVENUE RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	19,452	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	19,452	19,452	9,043	9,043
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(4,027)	(4,027)	(1,553)	(1,553)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(4,027)	(4,027)	(1,553)	(1,553)
3.06.03	FINANCIAL RESULT	(117)	(117)	81	81
3.06.03.01	FINANCIAL REVENUES	287	287	844	844
3.06.03.02	FINANCIAL EXPENSES	(404)	(404)	(763)	(763)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	23,596	23,596	10,515	10,515
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	23,763	23,763	10,682	10,682
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(167)	(167)	(167)
3.07	OPERATING INCOME	19,452	19,452	9,043	9,043
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	19,452	19,452	9,043	9,043
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	19,452	19,452	9,043	9,043
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$	0.08794	0.08794	0.04088	0.04088
	LOSS PER SHARE				

04.01 - EXPLANATORY NOTES

Notes to the interim financial information

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interests in petrochemical companies.

The operating investee companies have businesses in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene for industrial applications - used for production of auto parts, home appliances, containers, packaging, carpet, and furniture, among other uses.

Políteno Indústria e Comércio S.A.
Production of polyethylene for industrial applications - used for production of bags, films, packaging, toys, products for cleanness, household appliances, among other uses.

Petroflex Indústria e Comércio S.A.
Production of elastomers in emulsion and solution - used in the production of tires, retreads and tire repair, shoes, TV's, refrigerators, hoses, gaskets, pads, bushings, and carpets, among other purposes.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules issued by the Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2003 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The amortizable goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at the acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 15% of adjusted taxable income, plus a surcharge of 10%. Social contribution tax is calculated at the rate of 9% of adjusted taxable income;

Rights and obligations - are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the agreements utilizing the effective interest rate.

4 - RELATED PARTIES

	March 31, 2004	December 31, 2003
Advance for future capital increase		
Suzano Química Ltda.	32,612	26,725

5 - INVESTMENTS

	Investments	
	March 31, 2004	December 31, 2003
Subsidiaries		
Suzano Química Ltda.	694,268	678,845
SPQ Investimentos e Participações Ltda.	154,471	152,430
	848,739	831,275
Unamortized goodwill	5,176	5,343
Total	853,915	836,618

Statement of investments in subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	
a) Ownership interest			
March 31, 2004 and December 31, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries/affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	694,268	154,471	
Adjusted results for the period	15,423	8,340	
			Total
c) Investments			
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Profit distributions	-	(20,500)	(20,500)
Equity interest	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275
Profit distributions	-	(6,299)	(6,299)
Equity interest	15,423	8,340	23,763
March 31, 2004	694,268	154,471	848,739

For better presentation of the investments held by the direct subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda. the changes of these investments are presented bellow.

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Suzanopar Petroquímica Ltd. (2)	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A
a) Ownership interest						
March 31, 2004 and December 31, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
b) Information on subsidiaries/affiliates						
Share capital	939,654	124,659	275,080	152,702	66,344	333,303
Adjusted shareholder's equity	939,700	137,500	433,400	225,244	23,186	435,819
Adjusted results for the period	1,155	381	20,725	20,291	(173)	18,525
c) Investments						
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Purchase and subscription of shares	151,855	-	-	-	-	
Capital reduction	-	(136,769)	-	-	-	
Dividends	-	-	-	(714)	-	(36,117)
Equity interest	(370)	(55,248)	28,890	12,951	(370)	29,041
December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,019
Purchase and subscription of shares	14,840	-	-	-	-	
Capital reduction	-	(29,548)	-	-	-	
Equity interest	385	1,373	10,363	4,043	(145)	8,511
March 31, 2004	313,233	137,500	216,700	45,317	19,377	148,530
BOVESPA Stock Market Price						
(in thousand of shares)						
03.31.04 - ON	-	-	-	450.01	-	
03.31.04 - PNA	-	-	-	449.99	-	
03.30.04 - PNA	-	-	-	-	-	13.30
03.31.04 - PNB	-	-	-	-	-	4.86

(1) A Company in the pre-operating stage - pursuant to the investment project, additional financial resources will be provided by the partner Suzano Quimica Ltda. until the end of the project in na amount equivalent to approximately US$ 43 million. In march 2003, Rio Polimeros S.A started some pre-marketing operations, trading polietylene produced by third parties;

(2) Funds from capital reduction of the foreign subsidiary used for capital increase in Rio Polimeros S.A.

6 - LOANS AND FINANCING

	Index	Interest	March 31, 2004		December 31, 2003
			Short-term	Long-term	
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,214	9,195	18,720

The long-term portion of loans and financing mature as follows:

2005	3,065
2006	6,130
	9,195

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, limited to 95% of the equity capital, with the result of adequately securing operations and guaranteeing the continued distribution of dividends. Preferred shares have no voting rights and have the right to dividends 10% higher than those assigned to common shares.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at March 31, 2004 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Financing:		
in local currency	15,409	15,138

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with subsidiaries as assets and investment financing as liabilities.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The balances of investment financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

Subsidiaries and affiliates companies informed in their financial statements that they had evaluated their assets and liabilities balances in comparison to their market values, concluding that their carrying amounts do not differ significantly.

9 - GUARANTEES

As of March 31, 2004 and December 31, 2003, guarantees provided to subsidiaries and affiliates were as follows:

	March 31, 2004	December 31, 2003
Suzano Química Ltda.		
Letter of guarantee	-	81,838
Petroflex Indústria e Comércio S.A.		
BNDES	8,878	9,720
Banco do Brasil - Privatization Coperbo	652	1,252
	9,530	10,972
Guarantees jointly with Companhia Suzano de Papel e Celulose		
Polibrasil Resinas S.A.		
Credit line FMO	-	120,675
BNDES	44,810	47,562
	44,810	168,237
Total	54,340	261,047

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

FIRST QUARTER OF 2004

SUZANO PETROQUÍMICA S.A.

PERFORMANCE REPORT
FIRST QUARTER, 2004

The holding company Suzano Petroquímica S/A recorded profits of R$19.5 million in the first quarter of this year, which exceeded the net profit of R$9.0 million in the same period of last year. The profit basically reflects the equity interest of its subsidiaries, SPQ Investimentos e Participações Ltda. (joint holding company of Politeno Indústria e Comércio S.A.) and Suzano Química Ltda. (joint holding company of Rio Polímeros S.A., Polibrasil Participações/Propileno S.A./Polibrasil Resinas S.A. and Petroflex Indústria e Comércio S.A., and holding company of Suzanopar Petroquímica Ltd. and of Polipropileno Participações S.A.).

	% Total Capital	Equity interest R$ million
Through SPQ Investimentos e Participações Ltda.		8,3
SPQ Investimentos e Participações Ltda.	100.0	(0,2)
Politeno Indústria e Comércio S/A	33.8	8,5
Through Suzano Química Ltda.		15,5
Suzano Química Ltda.	100.0	(0,6)
Polipropileno Participações S.A.	83.6	(0,1)
Polibrasil Participações S.A.	50.0	10,4
Petroflex Indústria e Comércio S.A.	20.1	4,0
Rio Polímeros S.A.	33.3	0,4
Suzanopar Petroquímica Ltd.	100.0	1,4

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implantation of the Gas-Chemical Complex of Rio de Janeiro until March, 2004, a total equivalent to US$766.6 million has been invested in Rio Polímeros, of which 43% were contributed by the shareholders and 57% were funded by lenders - BNDES (Banco Nacional de Desenvolvimento Econômico e Social), Export-Import Bank of the United States ("US Exim Bank") and a syndicate of international commercial banks associated to Instituto per I Servizi Assicurativi del Commercio Estero ("SACE"), an Italian export credit agency. Out of that amount, a total equivalent to US$31.1 was invested in the first three months of 2004 (US$ 13.7 million by the shareholders and US$ 17.4 million arising out of credit facilities). The total budget investment for the enterprise, estimated to start operating in the first quarter of 2004, is US$ 1.04 billion, which capital is provided by shareholders' own funds (40%) and credit facilities (60%).

In accordance with the project schedule, about 62% of the works had been physically concluded by the end of March, 2004, with almost all the equipment being available at the work site of the enterprise. As far as pre-marketing is concerned, which started in 2003, the company has continued preparing its entrance in the polyethylene market.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil recorded accumulated net profits for the quarter of R$22.3 million, about 19% below the amount recorded for the same period of last year, when an atypical market growth occurred. In the period from January to March of this year, the company faced problems in connection with supply of its raw-material, propene. In spite of the foregoing, adjustments to product prices, as a result of the increase in world demand and of petrochemical naphtha prices, favored the recomposition of the company's contribution margins.

The new Polibrasil's polypropylene production plant, opened in March 2003, with installed capacity of 300 thousand tons/year, state-of-the-art technology and raw-material supply ensured by long-term agreements with Petroquímica União and Capuava Refinery - RECAP, of Petrobrás, has allowed the company to help its customers at excellent standards as far as product quality, operating flexibility and offered services reliability are concerned.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first quarter of 2004, Petroflex recorded net profit of R$ 20.3 million, 10% below the profit recorded in the same period of last year, basically justified by the lower price level of its products. It must be emphasized that, since the prices of rubbers produced by the company are strongly bound to foreign exchange variations, part of such reduction was explained by the appreciation of about 17% of the Real in relation to the US Dollar, based on the average prices of the two periods.

The demand for synthetic rubbers (SBR and BR) in the first three months of 2004 recorded a 6% increase in relation to the first quarter of last year. The pneumatic tires segment started the year recording high production rates and strong foreign market share, which gave rise to the increase in demand for synthetic rubbers. The plastic processing segment also achieved a quite favorable performance, as well as shoes segment, which recorded an increase in export levels. These factors contributed to a 7% increase in the domestic sales of Petroflex in the first quarter of this year in relation to the same period of last year.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The accumulated net profit for the first quarter of 2004 totaled R$ 18.5 million, 16% below the profit recorded in the same period of last year.

The production in the period was jeopardized due to scheduled production stoppages for maintenance in the petrochemical plant that supplies raw-materials to Camaçari Complex and in Politeno itself, which were extended for a period longer than that scheduled. This had an adverse effect over the company's overall sales, which were reduced by 25% in relation to the first quarter of 2003.

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3-GENERAL TAXPAYERS REGISTER	4-CLASSIFICATION	5-SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9-QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.94	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	17.63	1	144,376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	24.73	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	26.12	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	15.69	1	42,859	53,059
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.80	16.95	1	20,710,444	20,710,444
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	35.75	1	271,043	258,202

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the quarterly financial information of Suzano Petroquímica S.A., for the quarter ended March 31, 2004, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. were reviewed by other independent auditors and their report was provided to us. Our report, insofar as it relates to the amounts of this investment, represents 16.5% of company's total assets and the equity interest of this subsidiary represents 43.7% of its net result for the period, is exclusively based solely on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accountancy, and consisted, basically, of: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial position and the operations of the Company.

Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly financial information above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory quarterly financial information.

May 7th, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	15,423	15,423	110	110
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(568)	(568)	(1,115)	(1,115)
3.06.03	FINANCIAL RESULT	(28)	(28)	408	408
3.06.03.01	FINANCIAL REVENUES	158	158	595	595
3.06.03.02	FINANCIAL EXPENSES	(186)	(186)	(187)	(187)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	16,019	16,019	817	817
3.07	OPERATING INCOME	15,423	15,423	110	110
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	15,423	15,423	110	110
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0		(175)	(175)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	15,423	15,423	(65)	(65)
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	629,703	629.703
	INCOME PER SHARE-R$	0.02449	0.02449		
	LOSS PER SHARE			(0.00010)	(0.00010)

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The result of the subsidiary Suzano Química Ltda. was derived mainly of its participation in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A., and also of its indirect interest in Polibrasil Resinas S.A.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implantation of the Gas-Chemical Complex of Rio de Janeiro until March, 2004, a total equivalent to US$766.6 million has been invested in Rio Polímeros, of which 43% were contributed by the shareholders and 57% were funded by lenders - BNDES (Banco Nacional de Desenvolvimento Econômico e Social), Export-Import Bank of the United States ("US Exim Bank") and a syndicate of international commercial banks associated to Instituto per I Servizi Assicurativi del Commercio Estero ("SACE"), an Italian export credit agency. Out of that amount, a total equivalent to US$31.1 was invested in the first three months of 2004 (US$ 13.7 million by the shareholders and US$ 17.4 million arising out of credit facilities). The total budget investment for the enterprise, estimated to start operating in the first quarter of 2004, is US$ 1.04 billion, which capital is provided by shareholders' own funds (40%) and credit facilities (60%).

In accordance with the project schedule, about 62% of the works had been physically concluded by the end of March, 2004, with almost all the equipment being available at the work site of the enterprise. As far as pre-marketing is concerned, which started in 2003, the company has continued preparing its entrance in the polyethylene market.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil recorded accumulated net profits for the quarter of R$22.3 million, about 19% below the amount recorded for the same period of last year, when an atypical market growth occurred. In the period from January to March of this year, the company faced problems in connection with supply of its raw-material, propene. In spite of the foregoing, adjustments to product prices, as a result of the increase in world demand and of petrochemical naphtha prices, favored the recomposition of the company's contribution margins.

The new Polibrasil's polypropylene production plant, opened in March 2003, with installed capacity of 300 thousand tons/year, state-of-the-art technology and raw-material supply ensured by long-term agreements with Petroquímica União and Capuava Refinery - RECAP, of Petrobrás, has allowed the company to help its customers at excellent standards as far as product quality, operating flexibility and offered services reliability are concerned.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first quarter of 2004, Petroflex recorded net profit of R$ 20.3 million, 10% below the profit recorded in the same period of last year, basically justified by the lower price level of its products. It must be emphasized that, since the prices of rubbers produced by the company are strongly bound to foreign exchange variations, part of such reduction was explained by the appreciation of about 17% of the Real in relation to the US Dollar, based on the average prices of the two periods.

The demand for synthetic rubbers (SBR and BR) in the initial three months of 2004 recorded a 6% increase in relation to the first quarter of last year. The pneumatic tires segment started the year recording high production rates and strong foreign market share, which gave rise to the increase in demand for synthetic rubbers. The plastic processing segment also achieved a quite favorable performance, as well as shoes segment, which recorded an increase in export levels. These factors contributed to a 7% increase in the domestic sales of Petroflex in the first quarter of this year in relation to the same period of last year.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	8,340	8,340	10,761	10,761
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(217)	(217)	(391)	(391)
3.06.03	FINANCIAL RESULT	46	46	469	469
3.06.03.01	FINANCIAL REVENUES	51	51	489	489
3.06.03.02	FINANCIAL EXPENSES	(5)	(5)	(20)	(20)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	8,511	8,511	10,683	10,683
3.07	OPERATING INCOME	8,340	8,340	10,761	10,761
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	8,340	8,340	10,761	10,761
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(13)	(13)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	8,340	8,340	10,748	10,748
	NUMBER OF SHARES (without shares in treasury - In Thousand)	144,376	144,376	152,876	152,876
	INCOME PER SHARE - R$	0.05777	0.05777	0.07031	0.07031
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

The results of SPQ Investimentos e Participações Ltda. are basically its indirect interest in Politeno Indústria e Comércio S.A.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The accumulated net profit for the first quarter of 2004 totaled R$ 18.5 million, 16% below the profit recorded in the same period of last year.

The production in the period was jeopardized due to scheduled production stoppages for maintenance in the petrochemical plant that supplies raw-materials to Camaçari Complex and in Politeno itself, which were extended for a period longer than that scheduled. This had an adverse effect over the company's overall sales, which were reduced by 25% in relation to the first quarter of 2003.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	20,725	20,725	26,226	26,226
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(34)	(34)	(26)	(26)
3.06.03	FINANCIAL RESULT	(9)	(9)	0	0
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	(9)	(9)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	20,768	20,768	26,252	26,252
3.07	OPERATING INCOME	20,725	20,725	26,226	26,226
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	20,725	20,725	26,226	26,226
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	20,725	20,725	26,226	26,226
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$	0.08592	0.08592	0.10873	0.10873
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

The results of Polibrasil Participações S.A. are basically due to its indirect interest in Polibrasil Resinas S.A.

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil recorded accumulated net profits for the quarter of R$22.3 million, about 19% below the amount recorded for the same period of last year, when an atypical market growth occurred. In the period from January to March of this year, the company faced problems in connection with supply of its raw-material, propene. In spite of the foregoing, adjustments to product prices, as a result of the increase in world demand and of petrochemical naphtha prices, favored the recomposition of the company's contribution margins.

The new Polibrasil's polypropylene production plant, opened in March 2003, with installed capacity of 300 thousand tons/year, state-of-the-art technology and raw-material supply ensured by long-term agreements with Petroquímica União and Capuava Refinery - RECAP, of Petrobrás, has allowed the company to help its customers at excellent standards as far as product quality, operating flexibility and offered services reliability are concerned.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	380	380	1,411	1,411
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(8)	(8)	(23)	(23)
3.06.03	FINANCIAL RESULT	388	388	1,434	1,434
3.06.03.01	FINANCIAL REVENUES	1,107	1,107	1,842	1,842
3.06.03.02	FINANCIAL EXPENSES	(719)	(719)	(408)	(408)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	380	380	1,411	1,411
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	380	380	1,411	1,411
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	380	380	1,411	1,411
	NUMBER OF SHARES (without shares in treasury - In Thousand)	42,859	42,859	88,400	88,400
	INCOME PER SHARE - R$	0.00887	0.00887	0.01596	0.01596
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

"Offshore" wholly-owned subsidiary of Suzano Química, whose funds, in foreign currency, are basically committed to the capital increase to be performed by Suzano Química into Rio Polímeros, for the implementation of the "Pólo Gás-Químico" project on Rio de Janeiro.

From January to March of this year, it was transferred to Suzano Química US$ 10.2 millions, corresponding to R$ 29.5 millions and the capital increase into Rio Polímeros amounted to US$ 5,1 millions, or R$ 14.8 millions.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S/A

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2004 TO 03/31/2004	4- FROM 01/01/2004 TO 03/31/2004	5- FROM 01/01/2003 TO 03/31/2003	6- FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	39,075	39,075	0	0
3.02	DEDUCTION OF GROSS REVENUE	(9,581)	(9,581)	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	29,494	29,494	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	(25,843)	(25,843)	0	0
3.05	GROSS PROFIT	3,651	3,651	0	0
3.06	OPERATING EXPENSES/REVENUES	(1,898)	(1,898)	0	0
3.06.01	SALES EXPENSES	(1,939)	(1,939)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL RESULT	41	41	0	0
3.06.03.01	FINANCIAL REVENUES	46	46	0	0
3.06.03.02	FINANCIAL EXPENSES	(5)	(5)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	1,753	1,753	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,753	1,753	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(598)	(598)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	1,155	1,155	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	813,129	813,129	483,800	483,800
	INCOME PER SHARE - R$	0.00142	0.00142	0	0,
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S/A

18.02 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

From the beginning of the implantation of the Gas-Chemical Complex of Rio de Janeiro until March, 2004, a total equivalent to U$$ 766.6 million has been invested in Rio Polímeros, of which 43% were contributed by the shareholders and 57% were funded by lenders - BNDES (Banco Nacional do Desenvolvimento Econômico e Social), Export-Import Bank of the United States ("US Exim Bank") and a syndicate of international commercial banks associated to Instituto per I Servizi Assicurativi del Commercio Estero ("SACE"), an Italian export credit agency. Out of that amount, a total equivalent to US$ 31.1 was invested in the first three months of 2004 (US$ 13.7 million by the shareholders and US$ 17.4 million arising out of credit facilities). The total budget investment for the enterprise, estimated to start operating in the first quarter of 2004, is US$ 1.04 billion, which capital is provided by shareholders' own funds (40%) and credit facilities (60%).

In accordance with the project schedule, approximately 62% of the fieldwork has been physically concluded by the end of March, 2004, and almost all the equipment is available at the work site of the enterprise. As far as pre-marketing operations, which started in 2003, the company has continued preparing its entrance in the polyethylene market.